ADVANCED SERIES TRUST
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

April 7, 2010

Sally Samuels
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Advanced Series Trust (the “Fund”)
Post-Effective Amendment to Registration Statement on Form N-1A
Registration No’s. 33-24962 and 811-5186

Dear Ms. Samuels:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 18, 2010 and April 6, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.  On or about April 15, 2010, the Fund intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933 (the “Amendment”) to revise certain disclosures in response to the staff’s comments, to update it financial statements and to make other non-material updating revisions.

For your convenience, your comments are presented in summary form below and each comment is followed by our response organized by the date the comment was given.  Additionally, we have included as a sample the revised prospectus summary of the Academic Strategies Asset Allocation Portfolio and other relevant change pages in the prospectus and statement of additional information.

  March 18, 2010 Comments:

General Comments:

Comment:  To the extent that any of the comments provided by the Commission staff on a specific portfolio of the Fund are globally and/or universally applicable to another portfolio, please revise the disclosure of the other portfolios of the Fund as applicable.

Response:  The Fund has considered the comments provided by the Commission staff on each specific portfolio of the Fund as applying globally and/or universally applicable to the other Fund portfolios and has revised the disclosure accordingly, as relevant.

Comment:  When filing the Amendment please make sure that the updated financial information that is provided complies with Form N-1A.

Response:  The updated financial information in the Amendment will comply with Form N-1A.

Comment:  Please provide the disclosure required by Item 4(b)(1)(iv) for any portfolio that is non-diversified.

Response: The Fund confirms that the summary section for each portfolio that is non-diversified provides the disclosure required by Item 4(b)(1)(iv).

Comment:  Whenever using defined terms in the summary section, please make sure the term is defined the first time it is used.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  On the front cover page of the prospectus, please include each portfolio’s name and the classes to which the prospectus relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  If the Fund later decides to distribute only the prospectus summary, then the front cover must delete the information provided about the participating insurance companies and the order from the Commission since these disclosures are neither required nor permitted in a prospectus summary.

Response: The Fund currently is not utilizing the prospectus summary and therefore, respectfully submits that no additional revisions are required.

Comment:  In the section entitled “Investment Objective” in the summary sections of each portfolio, please delete as applicable (a) any bold formatting and (b) any disclosure in addition to the investment objective.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the fee table contained in the section entitled “Portfolio Fees and Expenses” in the summary sections of each portfolio, please revise the fee table to match the fee table presentation in Item 3.

Response: Each portfolio has revised its disclosure as requested by the staff

Comment:  In the section entitled “Portfolio Fees and Expenses-Example” in the summary sections of each portfolio, please delete the term “expense” from the heading to the example table.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Portfolio Turnover” in the summary sections of each portfolio, please delete the statement “Future portfolio turnover could be higher or lower” since such disclosure is neither required nor permitted by the Item 3.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Investment Strategies” in the summary sections of each portfolio, please delete any disclosure not required by Item 4(a).  For example, delete any risk disclosure and consider whether disclosure relates to a principal strategy.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of each portfolio, please (a) delete the statement “Please remember that an investment in the Portfolio is not guaranteed to achieve its investment objective,” (b) disclose in this section that loss of money is a risk (c) if a portfolio is not advised or sold through an insured depository institution delete the disclosure that an investment in a portfolio “is not a deposit with a bank; is not insured, endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” (d) in the risk factor for mortgage-backed securities, if appropriate add sub-prime disclosure, (e) in the expense risk factor, revise the disclosure to be specific to each portfolio (i.e., if a portfolio does not have a voluntary waiver the risk disclosure relating to voluntary waivers should be deleted), (f) the risk disclosure for short sales is unclear, please revise, (g) revise the risk disclosure for market and management risk to delete the risks that do not apply to a specific portfolio (i.e., delete the risk disclosure about investment models if not used by a specific portfolio), and (h) delete the last sentence of this section since this type of cross reference is not permitted.

Response: In response to the above comments, (a) each applicable portfolio has deleted the stated disclosure, (b) each applicable portfolio has clarified the current loss of money disclosure, (c) since the Fund and its portfolios are sold through certain insured depository institutions the disclosure has not been deleted, (d) the risks presented by investments in sub-prime mortgage-backed securities are not principal risks of any portfolio, thus no additional disclosure is necessary, (e) each applicable portfolio has revised the expense risk factor disclosure, (f) each applicable portfolio has revised the short sales risk factor disclosure, (g) each applicable portfolio has revised the market and management risk factor disclosure, and (h) the portfolios have deleted the cross reference disclosure.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary sections of each portfolio, please (a) revise the disclosure before the bar chart to conform to Item 4(b)(2)(i), (b) if a portfolio uses a secondary index, please provide the disclosure required pursuant to Instruction 2(b) to Item 4, (c) revise the disclosure to be specific to a portfolio (i.e., delete references to waivers if not applicable to a portfolio), (d) revise the heading to the table to state “Average Annual Total Returns (for the periods ended 12/31/09)” and (e) in the Average Annual Total Returns table for each portfolio, for the indexes please state “(reflects no deduction for fees, expenses or taxes)”.

Response: In response to the above comments, each applicable portfolio has revised the disclosure as requested by the staff.

Comment:  In the section entitled “Management of the Portfolio” in the summary sections of each portfolio, please provide and missing service dates for portfolio managers.

Response: Each portfolio has revised the disclosure as requested by the staff.

Comment:  In the summary for each portfolio, please delete all cross-references to other sections of the prospectus, and the cross-references to the Statement of Additional Information (SAI), since cross-references are not permitted.

Response:  All cross-references have been deleted as requested.

Comments Relating to a Specific Portfolio:

Comment:  In the AST Academic Strategies Portfolio summary section, the discussion of principal investment strategies includes disclosures relating to risk and portfolio managers which do not appear to be relevant to the Portfolio’s principal investment strategies.  In addition, some of the discussion appears to be overly detailed for the summary section, particularly the table relating to sleeve allocations.  Please revise accordingly.

Response: The discussion of principal investment strategies has been revised to respond to the staff’s comments.

Comment:  In the AST Advanced Strategies Portfolio summary section, the discussion of principal investment strategies includes disclosures relating to risk and portfolio managers which do not appear to be relevant to the Portfolio’s principal investment strategies.  The term “Subadviser” is utilized in what appears to be a defined term, but the term is not defined.  In addition, some of the discussion appears to be overly detailed for the summary section, particularly the table relating to sleeve allocations.  Please revise accordingly.

Response:  The discussion of principal investment strategies has been revised to respond to the staff’s comments.

Comment:  In the AST Balanced Asset Allocation Portfolio summary section, the discussion of principal investment strategies appears to include disclosure which is not related to investment strategies, and is therefore not permitted.  Please revise accordingly.

Response:  The discussion has of principal investment strategies has been revised to respond to the staff’s comments.

Comment:  In the summary section of each of the AST Bond Portfolios (2015-2021), the footnote discussing the contractual fee waiver / expense cap is not permitted, because the contractual period does not extend for the life of the prospectus.

Response:  The contractual fee waiver / expense cap extends to May 1, 2012.  The footnotes have been revised to so state.

Comment:  In the summary section of each of the AST Bond Portfolios (2015-2021), the discussion of principal investment strategies includes the statement that the portfolio’s investment objective “is a non-fundamental policy of the Portfolio and may be changed by the Board without shareholder approval.”  This statement should be deleted, since it is not related to the portfolio’s principal investment strategies.

Response:  The sentence has been deleted.

Comment:  In the summary section of the AST Bond Portfolio 2015, no benchmark index is disclosed.

Response:  The benchmark index has been included, and appears within the average annual total returns table.

Comment:  In the summary section for the AST Federated Aggressive Growth Portfolio, the discussion of principal investment strategies includes a discussion of how the portfolio defines foreign securities.  This discussion should be deleted, since it is not part of the portfolio’s principal investment strategies.

Response:  The discussion has been revised.

Comment:  In the section entitled “Principal Risks”, please (a) consider moving this section to after the Item 9 information, (b) consider reorganizing the risks in a way to clarify to investors which risks apply to a specific portfolio, (c) please delete any duplicative disclosures, (d) for derivatives risk, please revise to discuss a portfolio’s obligations to cover assets, (e) revise the expense risk to delete references that are generic, such as voluntary waivers disclosure, (f) define the term “Asset Allocation Portfolio” in the fund of fund risk factor, and (g) discuss (if necessary) any sub-prime exposure in mortgage backed and real estate risk factors.

Response:  (a) The Fund considered moving the “Principal Risks” section as proposed by the staff, however, the Fund believes that the current presentation of the section is appropriate and is not confusing to investors.  (b) The Fund has revised the introductory paragraph to this section to help clarify which risks apply to a portfolio.  The new disclosure states:
“Although we try to invest wisely, all investments involve risk.  Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio.  Set out below is more detailed information about these risks.  If a principal risk is not identified as a principal risk in a Portfolio’s summary section then that risk is not a principal risk for the Portfolio.”

(c) The duplicative disclosures have been removed. (d) The derivatives disclosure has been revised as requested. (e) The expense disclosure has been revised as requested. (f) The term has been defined as requested. (g) The risks presented by investments in sub-prime mortgage-backed securities are not principal risks of any portfolio, thus no additional disclosure is necessary.

Comment:  In the section entitled “More Detailed Information on How the Portfolios Invest-Investment Objectives & Policies”, please (a) delete any duplicative disclosures that are not necessary, (b) please include frequent trading disclosures, (c) please include discussion of temporary defensive disclosure, and (d) delete the last sentence of this section.

Response:  (a) The Fund has reviewed and revised this section to delete any unnecessary duplication.  (b) and (c) Both disclosures already appeared in this section, however, we have re-formatted the discussions to make it easier for investors to locate these discussions.  (d) Since the Fund is sold through an insured depository institution, we did not delete the disclosure.

Comment:  In the section entitled “Net Asset Value”, clarify the following sentence since its confusing to investors: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on days when the NYSE is closed but the primary markets for the Fund’s foreign securities are open, even though the value of these securities may have changed”.

Response:  The last two sentences of that section have been replaced with the following disclosure: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on any day that the NYSE is closed for regular trading (even if the primary markets for the Fund’s foreign securities may be open on that day).”

Statement of Additional Information (SAI):

Comment:  On the front cover page of the SAI, please include each portfolio’s name and the classes to which the SAI relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  The SAI does not include the new required disclosures pertaining to qualifications of board members, board structure, and risk oversight by the board.

Response:  This disclosure was not available at the time the registration statement was filed.  The disclosure has since been finalized, and will be included in the Amendment.

Comment: The discussion of the Fund’s policies with respect to disclosure of non-public holdings information should name each entity that is eligible to receive non-public information.

Response: The discussion has been revised to specifically have the entitites or firms eligible to receive non-public information

April 6, 2010 Comments:

Comment:  Please provide a copy of the revised prospectus and SAI cover pages as well as other specific changes that are not included in the example summary that you initially provided.

Response:  We have attached such information.

Comment:  In the expense table, “other expenses” should include expenses relating to short sales, and then expenses relating to short sales should be furnished on a separate line of the table as a sub-item.

Response:  The expense table has been revised as requested.

Comment:  Please confirm that the investment objectives in the summary match the investment objectives in the later section of the prospectus.

Response:  The investment objectives are identical for each Portfolio in its summary section and in the section of the prospectus entitled “More Detailed Information on How the Portfolios Invest.”

Comment:  In the section of the summary prospectus entitled “Past Performance”, please (a) revise the disclosure in the first paragraph to comply with Item 4(b)(2)(i), and (b) revise the third paragraph so that it describes any secondary index or custom blended index and explain why such index is relevant pursuant to Item 4.

Response:  (a) and (b) The disclosure has been revised as requested.

Comment:  Please provide the required new SAI disclosure pertaining to board qualifications, board structure and organization, and risk oversight functions.

Response:  The disclosure is attached.

Comment:  Please provide the appropriate Tandy provisions in your response letter.

Response:  At the end of the letter we provided revised Tandy representations.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan Shain
Jonathan Shain

cc: Sally Samuels
(Securities and Exchange Commission)

Advanced Series Trust
PROSPECTUS
May 1, 2010

These securities have not been approved or disapproved by The Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Trust is an investment vehicle for life insurance companies (“Participating Insurance Companies”) writing variable annuity contracts and variable life insurance policies (collectively, "the Contract(s)"). Shares of the Trust may also be sold directly to certain tax deferred retirement plans.Each variable annuity contract and variable life insurance policy involves fees and expenses not described in this Prospectus. Please read the Prospectus for the variable annuity contract or variable life insurance policy for information regarding the contract or policy, including its fees and expenses. The Portfolios offered in this Prospectus are set forth below.

AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
AST ADVANCED STRATEGIES PORTFOLIO
AST AGGRESSIVE ASSET ALLOCATION PORTFOLIO
AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO
AST ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO
AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO
AST BALANCED ASSET ALLOCATION PORTFOLIO
AST BOND PORTFOLIO 2015
AST BOND PORTFOLIO 2016
AST BOND PORTFOLIO 2017
AST BOND PORTFOLIO 2018
AST BOND PORTFOLIO 2019
AST BOND PORTFOLIO 2020
AST BOND PORTFOLIO 2021
AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
AST CLS GROWTH ASSET ALLOCATION PORTFOLIO
AST CLS MODERATE ASSET ALLOCATION PORTFOLIO
AST COHEN & STEERS REALTY PORTFOLIO
AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
AST FI PYRAMIS® ASSET ALLOCATION PORTFOLIO
AST FIRST TRUST BALANCED TARGET PORTFOLIO
AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO
AST GLOBAL REAL ESTATE PORTFOLIO
AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO
AST HIGH YIELD PORTFOLIO
AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO
AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO
AST INTERNATIONAL GROWTH PORTFOLIO
AST INTERNATIONAL VALUE PORTFOLIO
AST INVESTMENT GRADE BOND PORTFOLIO
AST JENNISON LARGE CAP GROWTH PORTFOLIO
AST JENNISON LARGE-CAP VALUE PORTFOLIO
AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
AST JPMORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
AST LARGE-CAP VALUE PORTFOLIO
AST LORD ABBETT BOND-DEBENTURE PORTFOLIO
AST MARSICO CAPITAL GROWTH PORTFOLIO
AST MFS GLOBAL EQUITY PORTFOLIO
AST MFS GROWTH PORTFOLIO
AST MID-CAP VALUE PORTFOLIO
AST MONEY MARKET PORTFOLIO
AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO
AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO
AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO
AST PIMCO LIMITED MATURITY BOND PORTFOLIO
AST PIMCO TOTAL RETURN BOND PORTFOLIO
AST PRESERVATION ASSET ALLOCATION PORTFOLIO
AST QMA US EQUITY ALPHA PORTFOLIO
AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
AST SMALL CAP GROWTH PORTFOLIO
AST SMALL CAP VALUE PORTFOLIO
AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
AST T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO
AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
AST VALUE PORTFOLIO
AST WESTERN ASSET CORE PLUS BOND PORTFOLIO

SUMMARY: AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is to seek long-term capital appreciation.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		.72%
Distribution (12b-1) Fees		None
Other Expenses		.10%
- Dividend Expense on Short Sales	.02%
Acquired Fund Fees & Expenses		.75%
Total Annual Portfolio Operating Expenses		1.57%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AST Academic Strategies Asset Allocation	$160	$496	$855	$1,867

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 78% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. Under normal circumstances, approximately 60% of the Portfolio's assets are allocated to traditional asset classes and approximately 40% of the Portfolio's assets are allocated to non-traditional asset classes and investment strategies. The traditional asset classes include U.S. and foreign equity and fixed-income securities. The non-traditional asset classes include real estate, commodities, and global infrastructure. The non-traditional investment strategies include long/short market neutral, global macro, hedge fund replication, and global tactical asset allocation strategies.

The Portfolio gains exposure to these traditional and non-traditional asset classes and investment strategies by investing in varying combinations of: (i) other pooled investment vehicles, including, other portfolios of the Fund, other open-end or closed-end investment companies, exchange-traded funds (ETFs), unit investment trusts, and domestic or foreign private investment pools (collectively referred to as Underlying Portfolios); (ii) securities such as common stocks, preferred stocks, and bonds; and (iii) certain financial and derivative instruments. Under normal circumstances, the Portfolio invests approximately 65% of its assets in Underlying Portfolios.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Fund of funds risk. In addition to the risks associated with the indirect investment in the Underlying Portfolios, the Portfolio is subject to the following additional risks: to the extent the Portfolio concentrates its assets among Underlying Portfolios that invest principally in one or several asset classes, the Portfolio may from time to time underperform mutual funds exposed primarily to other asset classes; the ability of the Portfolio to achieve its investment objective depends on the ability of the selected Underlying Portfolios to achieve their investment objectives; and the performance of the Portfolio may be affected by large purchases and redemptions of Underlying Portfolio shares.

Asset Transfer Program Risk. The Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including, certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for Prudential to manage the guarantees offered in connection with these benefit programs, Prudential will monitor each contract owner's account value from time to time and will systematically transfer amounts between the Portfolio and certain bond funds (or, for one guaranteed minimum withdrawal benefit program, the insurer's general account) as required by certain non-discretionary mathematical formulas. Such pre-determined mathematical formulas may, however, result in large-scale asset flows into and out of the Portfolio and subject the Portfolio to certain risks. Such pre-determined mathematical formulas could adversely affect a Portfolio's investment performance by requiring the subadviser to purchase and sell securities at inopportune times and by otherwise limiting the subadviser's ability to fully implement the Portfolio's investment strategies. In addition, these pre-determined mathematical formulas may result in relatively small asset bases and relatively high operating expense ratios for the Portfolios compared to other similar funds.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including the risk that an issuer or guarantor of a security will be unable to pay some or all of the principal and interest when due (credit risk); the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price (liquidity risk); and the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates (interest rate risk).

High-yield risk. Investments in fixed-income securities rated below investment grade and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of credit and liquidity risk than investments in investment grade securities. High-yield securities are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments.

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. When the underlying pools of assets consist of debt obligations, there is a risk that those obligations will be repaid sooner than expected (prepayment risk) or later than expected (extension risk), both of which may result in lower than expected returns.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Real estate risk. Investments in real estate investment trusts (REITs) and real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand for real estate and office space, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for favorable tax treatment under current tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Liquidity and valuation risk. From time to time, the Portfolio may hold one or more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer. A Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares.

Leverage risk. Leverage is the investment of borrowed cash. The effect of using leverage is to amplify the Portfolio's gains and losses in comparison to the amount of the Portfolio's assets (that is, assets other than borrowed assets) at risk, thus causing the Portfolio to be more volatile.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Short sale risk. The Portfolio's short sales are subject to special risks. A short sale involves the sale by the Portfolio of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. Subject to the issuance of the above-referenced exemptive relief or final rules by the SEC, the Portfolio may also enter into a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Portfolio will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Theoretically, the amount of these losses can be unlimited, although for fixed-income securities an interest rate of 0% forms an effective limit on how high a securities' price would be expected to rise. Although certain investment strategies pursued by the Portfolio may try to reduce risk by holding both long and short positions at the same time, it is possible that the Portfolio's securities held long will decline in value at the same time that the value of the Portfolio's securities sold short increases, thereby increasing the potential for loss. In addition, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1 year and since inception of the Portfolio compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's average annual returns compare to the returns of a custom blended stock index which the manager believes reflects the Portfolio's investment objectives. The Portfolio's primary custom blended stock index consists of the Russell 3000 Index (20%), MSCI EAFE Index (20%), Barclays Capital Aggregate Bond Index (25%), Dow Jones Wilshire REIT Index (10%), Dow Jones - AIG Commodities Index (10%), and Merrill Lynch 90-Day U.S. Treasury Bill Index (15%). The Portfolio's secondary custom blended stock index consists of the Standard & Poor's 500 Index (60%), and Barclays Capital Aggregate Bond Index (40%). The manager determined the weight of each index comprising the blended indexes.

Note: Prior to July 21, 2008, the Portfolio was known as the AST Balanced Asset Allocation Portfolio. Effective July 21, 2008, the Portfolio added new subadvisers, changed its investment objective, policies, strategy, and expense structure. The performance figures furnished below prior to July 21, 2008 reflects the investment performance, investment operations, investment policies, investment strategies, and expense structure of the former AST Balanced Asset Allocation Portfolio and is not representative of the current subadvisers or investment objective, polices, strategy, and expense structure.

Annual Total Returns
Best Quarter: 2nd Quarter of 2009 14.94% Worst Quarter: 4th Quarter of 2008 -16.24%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 year	Since Inception (12/5/05)
Portfolio	24.36%	.92%
Index
Standard & Poor's 500 Index (reflects no deduction for fees, expenses or taxes)	26.47	-.65
Primary Blended Index (reflects no deduction for fees, expenses or taxes)	19.22	2.81
Secondary Blended Index (reflects no deduction for fees, expenses or taxes)	18.40	2.21
MANAGEMENT OF THE PORTFOLIO

Investment Managers	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC		Brian Ahrens	Senior VP - Strategic Investment Research Group	July 2008
AST Investment Services, Inc.	Quantitative Management Associates LLC (QMA)	Ted Lockwood	Portfolio Manager, Managing Director of QMA	July 2008
		Marcus M. Perl	VP, Portfolio Manager of QMA	July 2008
		Edward L. Campbell, CFA	VP, Portfolio Manager of QMA	July 2008
		Edward F. Keon	Portfolio Manager, Managing Director of QMA	July 2008
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: AST ADVANCED STRATEGIES PORTFOLIO

INVESTMENT OBJECTIVE

To seek a high level of absolute return by using traditional and non-traditional investment strategies and by investing equity and fixed-income securities, derivative instruments and exchange-traded funds.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.85%
Distribution (12b-1) Fees	None
Other Expenses	.18%
Acquired Fund Fees & Expenses	.02%
Total Annual Portfolio Operating Expenses	1.05%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AST Advanced Strategies	$107	$334	$579	$1,283

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 222% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio is subadvised by Quantitative Management Associates LLC (QMA), which allocates the Portfolio's net assets across different investment categories and different subadvisers. QMA also directly manages a portion of the Portfolio's assets. Certain investment categories will contain sub-categories. The subadviser for a category or sub-category will employ a specific investment strategy for that category or sub-category. QMA employs a two-tiered approach to allocating Portfolio assets across the various investment categories, sub-categories, and the Subadvisers. First, QMA will analyze the macro-economic landscape, the capital markets, and the related implications for investment strategy. Second, Prudential Investments LLC draws on its understanding of the strategies used by the other subadvisers to determine which advisers are expected to perform best under the prevailing macro-economic landscape.

The Portfolio's asset allocation generally provides for an allotment of approximately 60% of Portfolio assets to a combination of domestic and international equity strategies and an allotment of approximately 40% of Portfolio assets to a combination of U.S. fixed-income, hedged international bond, real return and exchange-traded fund investment strategies.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including the risk that an issuer or guarantor of a security will be unable to pay some or all of the principal and interest when due (credit risk); the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price (liquidity risk); and the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates (interest rate risk).

High-yield risk. Investments in fixed-income securities rated below investment grade and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of credit and liquidity risk than investments in investment grade securities. High-yield securities are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments.

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. When the underlying pools of assets consist of debt obligations, there is a risk that those obligations will be repaid sooner than expected (prepayment risk) or later than expected (extension risk), both of which may result in lower than expected returns.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Real estate risk. Investments in real estate investment trusts (REITs) and real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand for real estate and office space, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for favorable tax treatment under current tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Liquidity and valuation risk. From time to time, the Portfolio may hold one or more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer. A Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares.

Leverage risk. Leverage is the investment of borrowed cash. The effect of using leverage is to amplify the Portfolio's gains and losses in comparison to the amount of the Portfolio's assets (that is, assets other than borrowed assets) at risk, thus causing the Portfolio to be more volatile.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Short sale risk. The Portfolio's short sales are subject to special risks. A short sale involves the sale by the Portfolio of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. Subject to the issuance of the above-referenced exemptive relief or final rules by the SEC, the Portfolio may also enter into a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Portfolio will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Theoretically, the amount of these losses can be unlimited, although for fixed-income securities an interest rate of 0% forms an effective limit on how high a securities' price would be expected to rise. Although certain investment strategies pursued by the Portfolio may try to reduce risk by holding both long and short positions at the same time, it is possible that the Portfolio's securities held long will decline in value at the same time that the value of the Portfolio's securities sold short increases, thereby increasing the potential for loss. In addition, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Asset Transfer Program Risk. The Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including, certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for Prudential to manage the guarantees offered in connection with these benefit programs, Prudential will monitor each contract owner's account value from time to time and will systematically transfer amounts between the Portfolio and certain bond funds (or, for one guaranteed minimum withdrawal benefit program, the insurer's general account) as required by certain non-discretionary mathematical formulas. Such pre-determined mathematical formulas may, however, result in large-scale asset flows into and out of the Portfolio and subject the Portfolio to certain risks. Such pre-determined mathematical formulas could adversely affect a Portfolio's investment performance by requiring the subadviser to purchase and sell securities at inopportune times and by otherwise limiting the subadviser's ability to fully implement the Portfolio's investment strategies. In addition, these pre-determined mathematical formulas may result in relatively small asset bases and relatively high operating expense ratios for the Portfolios compared to other similar funds.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1 year and since inception of the Portfolio compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's average annual returns compare to the returns of a custom blended stock index which the manager believes reflects the Portfolio's investment objectives. The Portfolio's custom blended stock index consists of the Russell 3000 Index (40%), the MSCI EAFE Index (20%), the Barclays Capital Global Aggregate Bond Index (US$ Hedged) (30%) and the Custom Extended Markets Index (10%). The Custom Extended Markets Index is comprised of equal weightings of the Barclays Capital US TIPS Index, the Dow Jones AIG Commodity Total Return Index, and the Dow Jones Wilshire REIT Index. The manager determined the weight of each index comprising the blended indexes.

Annual Total Returns
Best Quarter: 2nd Quarter of 2009 15.41% Worst Quarter: 4th Quarter 2008 -16.47%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 year	Since Inception (03/20/06)
Portfolio	26.20%	1.24%
Index
Standard & Poor's 500 Index (reflects no deduction for fees, expenses or taxes)	26.47	-1.80
Blended Index (reflects no deduction for fees, expenses or taxes)	21.73	1.22
MANAGEMENT OF THE PORTFOLIO

Investment Managers	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Quantitative Management Associates LLC (QMA)	Marcus Perl	Portfolio Manager, VP of QMA	July 2006
AST Investment Services, Inc.		Edward L. Campbell	Portfolio Manager, VP of QMA	July 2006
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: AST BALANCED ASSET ALLOCATION PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is to obtain the highest potential total return consistent with its specified level of risk tolerance.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.15%
Distribution (12b-1) Fees	None
Other Expenses	.02%
Acquired Fund Fees & Expenses	.91%
Total Annual Portfolio Operating Expenses	1.08%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AST Balanced Asset Allocation	$110	$343	$595	$1,317

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 34% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio is a "fund of funds." That means that the Portfolio invests primarily in one or more mutual funds in accordance with its own asset allocation strategy. Other mutual funds in which the Portfolio may invest are collectively referred to as the "Underlying Portfolios." Consistent with the investment objectives and policies of the Portfolio, other mutual funds may from time to timebe added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Portfolio. Currently, the only Underlying Portfolios in which the Portfolio invests are other Portfolios of the Fund and certain money market funds advised by an Investment Manager or one of its affiliates.

The asset allocation strategy is determined by Prudential Investments LLC (PI) and Quantitative Management Associates LLC (QMA). As a general matter, QMA begins by constructing a neutral allocation for the Portfolio. Each neutral allocation initially divides the assets for the Portfolio across three broad-based securities benchmark indexes. These three benchmark indexes are the Russell 3000 Index, the MSCI EAFE Index, and the Barclays Capital U.S. Aggregate Bond Index. The neutral allocation will emphasize investments in the equity asset class. The selection of specific combinations of Underlying Portfolios for the Portfolio generally will be determined by PI. PI will employ various quantitative and qualitative research methods to establish weighted combinations of Underlying Portfolios that are consistent with the neutral allocation for the Portfolio. QMA will then perform its own forward-looking assessment of macroeconomic, market, financial, security valuation, and other factors. As a result of this assessment, QMA will further adjust the neutral allocation and the preliminary Underlying Portfolio weights for the Portfolio based upon its views on certain factors.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Fund of funds risk. In addition to the risks associated with the indirect investment in the Underlying Portfolios, the Portfolio is subject to the following additional risks: to the extent the Portfolio concentrates its assets among Underlying Portfolios that invest principally in one or several asset classes, the Portfolio may from time to time underperform mutual funds exposed primarily to other asset classes; the ability of the Portfolio to achieve its investment objective depends on the ability of the selected Underlying Portfolios to achieve their investment objectives; and the performance of the Portfolio may be affected by large purchases and redemptions of Underlying Portfolio shares.

Asset Transfer Program Risk. The Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including, certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for Prudential to manage the guarantees offered in connection with these benefit programs, Prudential will monitor each contract owner's account value from time to time and will systematically transfer amounts between the Portfolio and certain bond funds (or, for one guaranteed minimum withdrawal benefit program, the insurer's general account) as required by certain non-discretionary mathematical formulas. Such pre-determined mathematical formulas may, however, result in large-scale asset flows into and out of the Portfolio and subject the Portfolio to certain risks. Such pre-determined mathematical formulas could adversely affect a Portfolio's investment performance by requiring the subadviser to purchase and sell securities at inopportune times and by otherwise limiting the subadviser's ability to fully implement the Portfolio's investment strategies. In addition, these pre-determined mathematical formulas may result in relatively small asset bases and relatively high operating expense ratios for the Portfolios compared to other similar funds.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including the risk that an issuer or guarantor of a security will be unable to pay some or all of the principal and interest when due (credit risk); the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price (liquidity risk); and the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates (interest rate risk).

High-yield risk. Investments in fixed-income securities rated below investment grade and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of credit and liquidity risk than investments in investment grade securities. High-yield securities are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments.

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. When the underlying pools of assets consist of debt obligations, there is a risk that those obligations will be repaid sooner than expected (prepayment risk) or later than expected (extension risk), both of which may result in lower than expected returns.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1 year and since inception of the Portfolio compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's average annual returns compare to the returns of a custom blended stock index which the manager believes reflects the Portfolio's investment objectives. The Portfolio's primary custom blended stock index consists of the Russell 3000 Index (48%), Barclays Capital U.S. Aggregate Bond Index (40%) and MSCI EAFE (Morgan Stanley Capital International Europe, Australasia, Far East) Index (GD) (12%). The Portfolio's secondary custom blended stock index consists of the Standard & Poor's 500 Index (60%) and the Barclays Capital U.S. Aggregate Bond Index (40%). The manager determined the weight of each index comprising the blended indexes.

Note: Prior to July 21, 2008 the Portfolio was known as the AST Conservative Asset Allocation Porfolio. Effective July 21, 2008, the Portfolio added new subadvisers and changed its investment objective, policies, strategy, and expense structure. The performance history furnished below prior to July 21, 2008 reflects the investment performance, investment operations, investment policies and investment strategies of the former AST Conservative Asset Allocation Porfolio, and does not represent the acutal or predicted performance of the current Portfolio.

Annual Total Returns
Best Quarter: 2nd Quarter of 2009 13.21% Worst Quarter: 4th Quarter of 2008 -14.63%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 year	Since Inception (12/5/05)
Portfolio	23.30%	1.54%
Index (reflects no deduction for fees, expenses or taxes)
Standard & Poor's 500 Index	26.47	-.65
Primary Blended Index	19.99	2.78
Secondary Blended Index	18.40	2.21
MANAGEMENT OF THE PORTFOLIO

Investment Managers	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC		Brian Ahrens	Senior VP, Strategic Investment Reserach Group	April 2005
AST Investment Services, Inc.	Quantitative Management Associates LLC (QMA)	Marcus Perl	Portfolio Manager, VP of QMA	July 2006
		Edward L. Campbell	Portfolio Manager, VP of QMA	July 2006
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: AST BOND PORTFOLIO 2015

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is to seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.64%
Distribution (12b-1) Fees	None
Other Expenses	.17%
Acquired Fund Fees & Expenses	-
Total Annual Portfolio Operating Expenses	.81%
Fee waiver or expense reimbursement+	-
Net annual Portfolio operating expenses	.81%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AST Bond Portfolio 2015	$83	$259	$450	$1,002
+The Investment Managers (Prudential Investments LLC and AST Investment Services, Inc.) have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, acquired fund fees and expenses and extraordinary expenses) do not exceed 1.00% of the Portfolio's average daily net assets through April 30, 2011. This arrangement may not be terminated or modified prior to April 30, 2011, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after April 30, 2011 will be subject to review by the Investment Managers and the Fund's Board of Trustees.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 303% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. Under normal market conditions, the Portfolio will invest at least 80% of its investable assets in bonds. For purposes of this 80% policy, bonds include: (i) all debt securities and all fixed-income securities, excluding preferred stock, issued by both government and non-government issuers, and (ii) all derivatives and synthetic instruments that have economic characteristics that are similar to such debt securities and such fixed-income securities. The Portfolio will provide 60 days' prior written notice to shareholders of any change in its 80% policy as described above. As used in this Prospectus, the term "investable assets" refers to the Portfolio's net assets plus any borrowings for investment purposes. The Portfolio's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions.

The Portfolio will be managed to mature in the year identified in its name in order to match the related liability under certain living benefit programs. As a result, the Portfolio's duration and weighted average maturity will decline over time as the relevant maturity date approaches. On or about the Portfolio's maturity date, all of the securities held by the Portfolio will be sold and all of the outstanding shares of beneficial interest of the Portfolio will be redeemed. Proceeds from that redemption will be reallocated in accordance with the procedures applicable to the contact owner's variable contract.

The Portfolio's subadviser currently intends to maintain an overall weighted average credit quality rating of A- or better for the Portfolio. This target overall credit quality for the Portfolio will be based on ratings as of the date of purchase. In the event the overall credit quality drops below A- due to downgrades of individual portfolio securities, the Portfolio's subadviser will take appropriate action based upon the relevant facts and circumstances.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Asset transfer program risk. Each Target Maturity Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. Prudential generally requires contract owners to participate in certain specialized asset transfer. The asset transfers may, however, result in large-scale asset flows into and out of the Target Maturity Portfolios, which may increase the expenses of your investments.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including the risk that an issuer or guarantor of a security will be unable to pay some or all of the principal and interest when due (credit risk); the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price (liquidity risk); and the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates (interest rate risk).

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. When the underlying pools of assets consist of debt obligations, there is a risk that those obligations will be repaid sooner than expected (prepayment risk) or later than expected (extension risk), both of which may result in lower than expected returns.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1 year and since inception of the Portfolio compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

Annual Total Returns
Best Quarter: 3rd Quarter of 2009 3.88% Worst Quarter: 2nd Quarter of 2009 -3.17%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 year	Since Inception (1/28/2008)
AST Bond Portfolio 2015	-.38%	7.27%
Index (reflects no deduction for fees, expenses or taxes)
Barclays Capital U.S. Government/Credit Bond Index	4.52	4.31
MANAGEMENT OF THE PORTFOLIO

Investment Managers	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Prudential Investment Management, Inc.	Richard Piccirillo	Principal and Portfolio Manager	January 2008
AST Investment Services, Inc.		Malcolm Dalrymple	Principal and Portfolio Manager	January 2008
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO

INVESTMENT OBJECTIVE

The Portfolio's Investment Objective is to seek capital growth.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.95%
Distribution (12b-1) Fees	None
Other Expenses	.19%
Acquired Fund Fees & Expenses	-
Total Annual Portfolio Operating Expenses	1.14%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AST Federated Aggressive Growth	$116	$362	$628	$1,386

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 94% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Prinicpal Investment Strategies. In seeking to meet its investment objective, the Fund invests primarily in the stocks of small companies that are traded on national security exchanges, the NASDAQ stock market and on the over-the-counter market. Up to 30% of the Fund's net assets may be invested in foreign securities. Solely for purposes of complying with this policy an issuer's security will be considered to be a foreign security if the security is denominated in a foreign currency or purchased on a securities exchange outside the United States. Certain securities not included in this definition of foreign securities may still be subject to risks of foreign investing that are described in this Prospectus. For example, an issuer that is organized in an offshore jurisdiction but who has its principal place of business or whose securities are traded principally on a securities exchange in the United States will not be considered a foreign security for purposes of this policy but may still be subject to risks associated with foreign securities. When investing in foreign securities, the Fund's Adviser may emphasize investment in a particular country or group of countries which may subject the Fund to the risks of investing in such country or group of countries and/or emerging market risks to a greater extent than if the Fund's foreign security exposure was diversified over a greater number of countries. The Adviser's process for selecting investments is bottom-up and growth-oriented.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Growth style risk. There is a risk that the growth investment style may be out of favor for a period of time. Investors often expect growth companies to increase their earnings at a certain rate.

Small company risk. The shares of small companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on a Portfolio's ability to sell these securities. Changes in the demand for these securities generally have a disproportionate effect on their market price, tending to make prices rise more in response to buying demand and fall more in response to selling pressure.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Liquidity and valuation risk. From time to time, the Portfolio may hold one or more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer. A Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares.

Leverage risk. Leverage is the investment of borrowed cash. The effect of using leverage is to amplify the Portfolio's gains and losses in comparison to the amount of the Portfolio's assets (that is, assets other than borrowed assets) at risk, thus causing the Portfolio to be more volatile.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Short sale risk. The Portfolio's short sales are subject to special risks. A short sale involves the sale by the Portfolio of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. Subject to the issuance of the above-referenced exemptive relief or final rules by the SEC, the Portfolio may also enter into a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Portfolio will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Theoretically, the amount of these losses can be unlimited, although for fixed-income securities an interest rate of 0% forms an effective limit on how high a securities' price would be expected to rise. Although certain investment strategies pursued by the Portfolio may try to reduce risk by holding both long and short positions at the same time, it is possible that the Portfolio's securities held long will decline in value at the same time that the value of the Portfolio's securities sold short increases, thereby increasing the potential for loss. In addition, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Asset Transfer Program Risk. The Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including, certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for Prudential to manage the guarantees offered in connection with these benefit programs, Prudential will monitor each contract owner's account value from time to time and will systematically transfer amounts between the Portfolio and certain bond funds (or, for one guaranteed minimum withdrawal benefit program, the insurer's general account) as required by certain non-discretionary mathematical formulas. Such pre-determined mathematical formulas may, however, result in large-scale asset flows into and out of the Portfolio and subject the Portfolio to certain risks. Such pre-determined mathematical formulas could adversely affect a Portfolio's investment performance by requiring the subadviser to purchase and sell securities at inopportune times and by otherwise limiting the subadviser's ability to fully implement the Portfolio's investment strategies. In addition, these pre-determined mathematical formulas may result in relatively small asset bases and relatively high operating expense ratios for the Portfolios compared to other similar funds.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1 year, 5 years and since inception of the Portfolio compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's average annual returns compare to the returns of a secondary index which reflects the Portfolio's investment policies and strategies.

Annual Total Returns
Best Quarter: 2nd Quarter of 2003 35.55% Worst Quarter: 3rd Quarter of 2001 -32.24%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 year	5 years	Since inception (10/23/00)
Portfolio	32.66%	.38%	.92%
Index (reflects no deduction for fees, expenses or taxes)
Russell 2000 Index	27.17	.51	3.89
Russell 2000 Growth Index	34.47	.87	-.28
MANAGEMENT OF THE PORTFOLIO

Investment Managers	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Federated Equity Management Company of Pennsylvania/Federated Global Investment Management Corp.	Aash M. Shah	Vice President, Portfolio Manager	May 2002
AST Investment Services, Inc.		Lawrence Auriana	Portfolio Manager	May 2002
		Hans P. Utsch	Portfolio Manager	May 2002
		John Ettinger	Portfolio Manager	May 2004
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

PRINCIPAL RISKS

PRINCIPAL RISKS OF INVESTING IN THE PORTFOLIOS

Although we try to invest wisely, all investments involve risk. Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio. Set out below is more detailed information about these risks. If a principal risk is not identified as a principal risk in a Portfolio's summary section then that risk is not a principal risk for the Portfolio and the below disclosure does not apply to that Portfolio.

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. Certain asset-backed securities may also be subject to the risk of prepayment. In a period of declining interest rates, borrowers may pay what they owe on the underlying assets more quickly than anticipated, which may require the Portfolio to reinvest the repayment proceeds in securities that pay lower interest rates. Asset-backed securities may also be subject to extension risk, which is the risk that, in a period of rising interest rates, prepayments may occur at a slower rate than expected, which may prevent the Portfolio from reinvesting repayment proceeds in securities that pay higher interest rates. The more a Portfolio invests in longer-term securities, the more likely it will be affected by changes in interest rates.

Asset transfer program risk. Each Target Maturity Portfolio is used in connection with certain benefit programs under Prudential variable annuity contracts, including certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for Prudential to manage the guarantees offered in connection with these benefit programs, Prudential generally requires contract owners to participate in certain specialized asset transfer programs under which Prudential will monitor each contract owner's account value and, if necessary, will systematically transfer amounts between the selected sub-accounts and sub-accounts investing in the Target Maturity Portfolios. The transfers are based on mathematical formulas which generally focus on the amounts guaranteed at specific future dates or the present value of the estimated lifetime payments to be made.

As an example of how these asset transfer programs will operate under certain market environments, a downturn in the equity markets (i.e., a reduction in a contract owner's account value within the selected sub-accounts) and certain market return scenarios involving "flat" returns over a period of time may cause Prudential to transfer some or all of such contract owner's account value to a Target Maturity Portfolio sub-account. In general terms, such transfers are designed to ensure that an appropriate percentage of the projected guaranteed amounts are offset by certain fixed income investments.

The asset transfers may, however, result in large-scale asset flows into and out of the Target Maturity Portfolios and subject the Target Maturity Portfolios to certain risks. The asset transfers could adversely affect a Target Maturity Portfolio's investment performance by requiring the Subadviser to purchase and sell securities at inopportune times and by otherwise limiting the Subadviser's ability to fully implement the Target Maturity Portfolio's investment strategies. In addition, these asset transfers may result in relatively small asset bases and relatively high operating expense ratios for the Target Maturity Portfolios compared to other similar funds.

For more information on the benefit programs and asset transfer programs, please see your contract prospectus.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies, or currency exchange rates, and related indexes. Derivatives in which the Portfolios may invest include exchange-traded instruments as well as privately negotiated instruments, also called over-the-counter instruments. Examples of derivatives include options, futures, forward agreements, interest rate swap agreements, credit default swap agreements, and credit-linked securities. A Portfolio may, but is not required to, use derivatives to earn income or enhance returns, manage or adjust its risk profile, replace more traditional direct investments, or obtain exposure to certain markets. The use of derivatives to seek to earn income or enhance returns may be considered speculative.
The use of derivatives involves a variety of risks, including:

  Counterparty credit risk. There is a risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio. This risk is especially important in the context of privately negotiated instruments. For example, a Portfolio would be exposed to counterparty credit risk to the extent it enters into a credit default swap, that is, it purchases protection against a default by a debt issuer, and the swap counterparty does not maintain adequate reserves to cover such a default.
  Leverage risk. Certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage. Leverage can result in losses to a Portfolio that exceed the amount the Portfolio originally invested. See "To mitigate leverage risk, a Portfolio may segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause a Portfolio to liquidate Portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation or coverage requirements.verage risk," below.
  Liquidity and valuation risk. Certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth. Privately negotiated derivatives may be difficult to terminate, and from time to time, a Portfolio may find it difficult to enter into a transaction that would offset the losses incurred by another derivative that it holds. Derivatives, and especially privately negotiated derivatives, also involve the risk of incorrect valuation (that is, the value assigned to the derivative may not always reflect its risks or potential rewards). See "Liquidity and valuation risk," below.
  Hedging risk. Hedging is a strategy in which a Portfolio uses a derivative to offset the risks associated with its other holdings. While hedging can reduce losses, it can also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio. Hedging also involves the risk that changes in the value of the derivative will not match the value of the holdings being hedged as expected by the Portfolio, in which case any losses on the holdings being hedged may not be reduced and in fact may be increased. No assurance can be given that any hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. A Portfolio is not required to use hedging and may choose not to do so.
  Commodity risk. A commodity-linked derivative instrument is an financial instrument, the value of which is determined by the value of one or more commodities, such as precious metals and agricultural products, or an index of various commodities. The prices of these instruments historically have been affected by, among other things, overall market movements and changes in interest and exchange rates and have may be volatile than the prices of investments in traditional equity and debt securities.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down. A Portfolio's holdings can vary from broad market indexes, and the performance of a Portfolio can deviate from the performance of such indexes. Different parts of a market can react differently to adverse issuer, market, regulatory, political and economic developments.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons. For example, fund operating expense ratios may be higher than those shown if a Portfolio's average net assets decrease. Net assets are more likely to decrease and Portfolio expense ratios are more likely to increase when markets are volatile. In addition, because the Portfolios are used as Underlying Portfolios for certain asset allocation Portfolios, a large-scale purchase and redemption activity by the asset allocation Portfolios could increase expenses of the Underlying Portfolios.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including credit risk, liquidity risk and interest rate risk.

  Credit risk. Credit risk is the risk that an issuer or guarantor of a security will be unable to pay principal and interest when due, or that the value of the security will suffer because investors believe the issuer is less able to make required principal and interest payments. Credit ratings are intended to provide a measure of credit risk. However, ratings are only the opinions of the agencies issuing them and are not guarantees as to quality. The lower the rating of a debt security held by a Portfolio, the greater the degree of credit risk that is perceived to exist by the rating agency with respect to that security. Some but not all U.S. government securities are insured or guaranteed by the U.S. government, while others are only insured or guaranteed by the issuing agency, which must rely on its own resources to repay the debt. Although credit risk may be lower for U.S. government securities than for other investment-grade securities, the return may be lower.
  Liquidity risk. Liquidity risk is the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price. Liquidity risk also includes the risk that there may be delays in selling a security, if it can be sold at all. See "Liquidity and valuation risk," below.
  Interest rate risk. Interest rate risk is the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates. Generally, the longer the maturity of a fixed income security, the greater is the decline in its value when rates increase. As a result, funds with longer durations and longer weighted average maturities generally have more volatile share prices than funds with shorter durations and shorter weighted average maturities. The prices of fixed income securities generally move in the opposite direction to that of market interest rates. Certain securities acquired by a Portfolio may pay interest at a variable rate or the principal amount of the security periodically adjusts according to the rate of inflation or other measure. In either case, the interest rate at issuance is generally lower than the fixed interest rate of bonds of similar seniority from the same issuer; however, variable interest rate securities generally are subject to a lower risk that their value will decrease during periods of increasing interest rates and increasing inflation.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes the following risks:

  Currency risk. Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio. Currency exchange rates can be volatile and affected by, among other factors, the general economic conditions of a country, the actions of the U.S. and non-U.S. governments or central banks, the imposition of currency controls, and speculation. A security may be denominated in a currency that is different from the currency of the country where the issuer is domiciled. Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio. If a foreign currency grows weaker relative to the U.S. dollar, the value of securities denominated in that foreign currency generally decreases in terms of U.S. dollars. If a Portfolio does not correctly anticipate changes in exchange rates, its share price could decline as a result. A Portfolio may from time to time attempt to hedge a portion of its currency risk using a variety of techniques, including currency futures, forwards, and options. However, these instruments may not always work as intended, and in certain cases the Portfolio may be worse off than if it had not used a hedging instrument. For most emerging market currencies, suitable hedging instruments may not be available.
  Emerging market risk. Countries in emerging markets (e.g., South America, Eastern and Central Europe, Africa and the Pacific Basin countries) may have relatively unstable governments, economies based on only a few industries and securities markets that trade a limited number of securities. Securities of issuers located in these countries tend to have volatile prices and offer the potential for substantial loss as well as gain. In addition, these securities may be less liquid than investments in more established markets as a result of inadequate trading volume or restrictions on trading imposed by the governments of such countries. Emerging markets may also have increased risks associated with clearance and settlement. Delays in settlement could result in periods of uninvested assets, missed investment opportunities or losses for a Portfolio.
  Foreign market risk. Foreign markets tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. In addition, foreign markets are subject to differing custody and settlement practices. Foreign markets are subject to bankruptcy laws different than those in the United States, which may result in lower recoveries for investors.
  Information risk. Financial reporting standards for companies based in foreign markets usually differ from those in the U.S.
  Liquidity and valuation risk. Stocks that trade less frequently can be more difficult or more costly to buy, or to sell, than more liquid or active stocks. This liquidity risk is a factor of the trading volume of a particular stock, as well as the size and liquidity of the entire local market. On the whole, foreign exchanges are smaller and less liquid than the U.S. market. This can make buying and selling certain shares more difficult and costly. Relatively small transactions in some instances can have a disproportionately large effect on the price and supply of shares. In certain situations, it may become virtually impossible to sell a stock in an orderly fashion at a price that approaches an estimate of its value.
  Political risk. Political developments may adversely affect the value of a Portfolio's foreign securities. In addition, some foreign governments have limited the outflow of profits to investors abroad, extended diplomatic disputes to include trade and financial relations, and imposed high taxes on corporate profits.
  Regulatory risk. Some foreign governments regulate their exchanges less stringently than the U.S., and the rights of shareholders may not be as firmly established as in the U.S.
  Taxation risk. Many foreign markets are not as open to foreign investors as U.S. markets. A Portfolio may be required to pay special taxes on gains and distributions that are imposed on foreign investors. Payment of these foreign taxes may reduce the investment performance of a Portfolio.

Fund of funds risk. Each Asset Allocation Portfolio is structured as a "fund of funds," which means that it invests primarily in other Portfolios, which we refer to as "Underlying Portfolios." In addition to the risks associated with the indirect investment in the Underlying Portfolios, each Asset Allocation Portfolio is subject to the following additional risks:

  To the extent that an Asset Allocation Portfolio concentrates its assets among Underlying Portfolios that invest principally in one or several asset classes, the Asset Allocation Portfolio may from time to time underperform mutual funds exposed primarily to other asset classes. For example, an Asset Allocation Portfolio may be overweighed in the equity asset class when the stock market is falling and the fixed income market is rising. Likewise, an Asset Allocation Portfolio may be overweighted in the fixed income asset class when the fixed income market is falling and the stock market is rising.
  The ability of an Asset Allocation Portfolio to achieve its investment objective depends on the ability of the selected Underlying Portfolios to achieve their investment objectives. There is a risk that the selected Underlying Portfolios will underperform relevant markets, relevant indices, or other funds with similar investment objectives and strategies.
  The performance of an Asset Allocation Portfolio may be affected by large purchases and redemptions of Underlying Portfolio shares. For example, large purchases and redemptions may cause an Underlying Portfolio to hold a greater percentage of its assets in cash than other funds pursuing similar strategies, and large redemptions may cause an Underlying Portfolio to sell assets at inopportune times. Underlying Portfolios that have experienced significant redemptions may, as a result, have higher expense ratios than other funds pursuing similar strategies. PI and the Portfolio's Subadviser (s) seek to minimize the impact of large purchases and redemptions of Underlying Portfolio shares, but their abilities to do so may be limited.
  There is a potential conflict of interest between an Asset Allocation Portfolio and its advisers, PI and the Portfolio's Subadviser(s). Because the amount of the investment management fees to be retained by PI and its affiliates may differ depending upon which Underlying Portfolios are used in connection with the Asset Allocation Portfolios, there is a potential conflict of interest for PI and the Portfolio's Subadviser(s) in selecting the Underlying Portfolios. In addition, PI and the Portfolio's Subadviser(s) may have an incentive to take into account the effect on an Underlying Portfolio in which an Asset Allocation Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that Underlying Portfolio. Although PI and the Portfolio's Subadviser(s) take steps to address the potential conflicts of interest, it is possible that the conflicts could impact the Asset Allocation Portfolios.

Growth style risk. There is a risk that the growth investment style may be out of favor for a period of time. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, share prices may decline significantly, even if earnings do increase.

High-yield risk. Investments in high-yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of interest rate, credit and liquidity risk than investments in investment grade securities. High-yield securities are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high-yield securities and reduce a Portfolio's ability to sell its high-yield securities (liquidity risk). In addition, the market for lower-rated bonds may be thinner and less active than the market for higher-rated bonds, and the prices of lower-rated bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress.

Industry/sector risk. A Portfolio that invests in a single market sector or industry can accumulate larger positions in a single issuer or an industry sector. As a result, the Portfolio's performance may be tied more directly to the success or failure of a smaller group of portfolio holdings.

Leverage risk. Leverage is the investment of borrowed cash. When using leverage, a Portfolio receives any profit or loss on the amount borrowed and invested, but remains obligated to repay the amount borrowed plus interest. The effect of using leverage is to amplify the Portfolio's gains and losses in comparison to the amount of the Portfolio's assets (that is, assets other than borrowed assets) at risk, thus causing the Portfolio to be more volatile. Certain transactions may give rise to a form of leverage. Examples of such transactions include borrowing, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment contracts. To mitigate leverage risk, a Portfolio may segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause a Portfolio to liquidate Portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation or coverage requirements.

License risk. A Portfolio or an adviser may rely on licenses from third parties that permit it to use the intellectual property in connection with the investment strategies for the Portfolio. Such licenses may be terminated by the licensors under certain circumstances, and, as a result, a Portfolio may have to change its investment strategy. Accordingly, the termination of a license may have a significant effect on the operation of the affected Portfolio.

Liquidity and valuation risk. From time to time, a Portfolio may hold one or more securities for which there are no or few buyers and sellers or the securities are subject to limitations on transfer. In those cases, the Portfolio may have difficulty determining the values of those securities for the purpose of determining the Portfolio's net asset value. A Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares. Portfolios with principal investment strategies that involve foreign securities, private placement investments, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity and valuation risk.

Liquidity and valuation risk of private real estate-related investments. Private real estate-related investments are generally considered illiquid and generally cannot be readily sold. As a result, private real estate-related investments owned by the Global Real Estate Portfolio will be valued at fair value pursuant to guidelines established by the Fund's Board of Trustees. The guidelines incorporate periodic independent appraised value of the properties, but an appraisal is only an estimate of market value. No assurance can be given that the fair value prices accurately reflect the price a Portfolio would receive upon the sale of the investment.

Market and management risk. Market risk is the risk that the markets in which the Portfolios invest will experience market volatility and go down in value, including the possibility that a market will go down sharply and unpredictably. All markets go through cycles, and market risk involves being on the wrong side of a cycle. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. If investor sentiment turns gloomy, the price of all securities may decline. Management risk is the risk that an adviser's investment strategy will not work as intended. All decisions by an adviser require judgment and are based on imperfect information. In addition, Portfolios managed using an investment model designed by an adviser are subject to the risk that the investment model may not perform as expected.

Mid-capitalization company risk. The shares of mid-sized companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on a Portfolio's ability to sell the securities. Changes in the demand for these securities generally have a disproportionate effect on their market price, tending to make prices rise more in response to buying demand and fall more in response to selling pressure. Such investments also may be more volatile than investments in larger companies, as intermediate capitalization size companies generally experience higher growth and failure rates, and typically have less access to capital.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates. Many mortgage-backed securities are issued by federal government agencies such as Ginnie Mae, or by government-sponsored enterprises such as Freddie Mac or Fannie Mae. Currently, Freddie Mac and Fannie Mae are in government conservatorship.

Non-diversification risk. A Portfolio is considered "diversified" if, with respect to 75 percent of its total assets, it invests no more than 5 percent of its total assets in the securities of one issuer, and its investments in such issuer represent no more than 10 percent of that issuer's outstanding voting securities. To the extent that a Portfolio is not diversified, there is a risk that the Portfolio may be adversely affected by the performance of relatively few securities or the securities of a single issuer.

Real estate risk. Investments in REITs and real estate-linked derivative instruments will subject a Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a real estate-linked derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for tax-free pass-through of income under the tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Short sale risk. A Portfolio that sells a security short in effect borrows and then sells the security with the expectation that it will later repurchase the security at a lower price and then return the amount borrowed with interest. In contrast, when a Portfolio buys a security long, it purchases the security with cash with the expectation that it later will sell the security at a higher price. A Portfolio that enters into short sales exposes the Portfolio to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Portfolio. Theoretically, the amount of these losses can be unlimited, although for fixed income securities an interest rate of 0% forms an effective limit on how high a security's price would be expected to rise. Although a Portfolio may try to reduce risk by holding both long and short positions at the same time, it is possible that the Portfolio's securities held long will decline in value at the same time that the value of the Portfolio's securities sold short increases, thereby increasing the potential for loss.

Value style risk. There is a risk that the value investment style may be out of favor for a period of time, that the market will not recognize a security's intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced. Historically, value stocks have performed best during periods of economic recovery.

Small company risk. The shares of small companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on a Portfolio's ability to sell these securities. Changes in the demand for these securities generally have a disproportionate effect on their market price, tending to make prices rise more in response to buying demand and fall more in response to selling pressure. Such investments also may be more volatile than investments in larger companies, as smaller companies generally experience higher growth and failure rates, and typically have less access to capital. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS INVEST

Introduction

We describe each Portfolio's investment objective and policies on the following pages. We describe certain investment instruments that appear below in the section entitled More Detailed Information About Other Investments and Strategies Used by the Portfolios.

Although we make every effort to achieve each Portfolio's objective, we can't guarantee success and it is possible that you could lose money. Unless otherwise stated, each Portfolio's investment objective is a non-fundamental investment policy and, therefore, may be changed by the Board of Trustees of Advanced Series Trust without shareholder approval.

An investment in a Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

A change in the securities held by a Portfolio is known as "portfolio turnover." A Portfolio may engage in active and frequent trading to try to achieve its investment objective and may have a portfolio turnover rate of over 100% annually. Increased portfolio turnover may result in higher brokerage fees or other transaction costs, which can reduce performance. If a Portfolio realizes capital gains when it sells investments, it generally must pay those gains to shareholders, increasing its taxable distributions. The Financial Highlights tables at the end of this prospectus show each Portfolio's portfolio turnover rate during the past fiscal years.

In response to adverse market conditions or when restructuring a Portfolio, we may temporarily invest up to 100% of the Portfolio's total assets in money market instruments. Investing heavily in money market securities limits our ability to achieve our investment objective, but can help to preserve the value of the Portfolio's assets when markets are unstable.

AST Academic Strategies Asset Allocation Portfolio

Investment Objective: The investment objective of the Portfolio is to seek long-term capital appreciation. This investment objective is a non-fundamental investment policy of the Portfolio and may be changed by the Board without shareholder approval. No guarantee can be given that the Portfolio will achieve its investment objective, and the Portfolio may lose money.

Principal Investment Policies
The Portfolio will be a multi-asset class fund that pursues both top-down asset allocation strategies and bottom-up selection of securities, investment managers, and mutual funds. Under normal circumstances, it is currently expected that approximately 60% of the Portfolio's assets will be allocated to traditional asset classes and approximately 40% of the Portfolio's assets will be allocated to non-traditional asset classes. Those percentages are subject to change by the Investment Managers.

The overall asset allocation strategy for the Portfolio is determined by QMA and the Investment Managers in consultation with the Consultant, a consultant that has been retained by AST. The assets of the Portfolio may, but are not required to, be allocated among various traditional and non-traditional asset classes and the related investment categories and strategies as shown below.

Traditional Asset Classes
U.S. Large- Cap Equity	Growth Value Core
U.S. Mid-Cap Equity	Growth Value
U.S. Small-Cap Equity	Growth Value Developed Markets Value Emerging Markets
International Equity	Developed Markets Growth International (Un-hedged) Emerging Markets
Fixed-Income	U.S. Investment Grade U.S. High-Yield

Non-Traditional Asset Classes
Real Estate	U.S. Real Estate International Real Estate
Real Return*	Commodities Inflation-Indexed Securities Global Infrastructure
Alternative	Long/Short Market-Neutral Global Tactical Asset Allocation Hedge Fund Replication Overlay Long/Short Equity Event Driven Distressed Debt Currency Private Equity

The Consultant is expected to use academic research on asset allocation along with various quantitative and qualitative research methods to produce a proposed strategic allocation for the Portfolio among the various traditional and non-traditional asset classes and the related investment categories and strategies. QMA and the Investment Managers are then expected to review the proposed strategic allocation from the Consultant. QMA and the Investment Managers will adjust the proposed strategic allocation based upon their own: (i) forward-looking assessment of global macroeconomic, market, financial, currency, security valuation, and other factors and (ii) quantitative and qualitative evaluation of the risks associated with investments in the relevant investment categories and strategies. PI will then: (i) identify other pooled investment vehicles, including, without limitation, open-end or closed-end investment companies, exchange-traded funds, unit investment trusts, domestic or foreign private investment pools (including investment companies not registered under the 1940 Act, such as "hedge funds") (collectively referred to herein as Underlying Portfolios) that may be used as fulfillment options for the specific investment categories or strategies and (ii) establish specific weighted combinations of Underlying Funds that are consistent with the Portfolio's then-current asset allocation. PI will also seek to identify and retain Subadvisers to directly manage all or a portion of the assets that are allocated to a particular investment category or strategy. Under normal circumstances, the Portfolio will invest approximately 65% of its assets in other portfolios of the Fund (collectively, the Underlying Fund Portfolios). The Subadvisers directly manage the remaining 35% of the Portfolio's assets under normal circumstances. Those percentages are subject to change by the Investment Managers and QMA.

PI will monitor the amount of active risk taken within the various investment categories and strategies by conducting holdings-based and returns-based analyses of the Portfolio's direct and indirect portfolio holdings. QMA and the Investment Managers also expect to meet periodically with the Consultant. QMA and the Investment Managers, in consultation with the Consultant, will seek to opportunistically modify the allocations among the various investment categories and strategies, the Underlying Funds, and the Subadvisers based upon the latest academic research and their ongoing assessment of the above-referenced factors. The extent to which any recommendations from the Consultant are adopted is determined solely by the Investment Managers and QMA.

Other Investments. As set forth above, it is currently expected that the Portfolio will invest a substantial portion of its assets in Underlying Fund Portfolios. It is currently further expected the Subadvisers will directly manage the remaining portion of the Portfolio's assets. Under the 1940 Act, the Subadvisers may invest Portfolio assets in "securities" (e.g. common stocks, bonds, etc.) and futures contracts, options on futures contracts, swap agreements, and other financial and derivative instruments that are not "securities" within the meaning of the 1940 Act (collectively, Other Investments).

Investments in Traditional Asset Classes. With the exception of the International (Un-Hedged) and Emerging Markets investment categories within the Fixed-Income asset class, it is currently expected that exposure to all of the remaining traditional investment categories will be obtained through investments in Underlying Trust Funds. PIMCO will serve as the Subadviser to the International (Un-Hedged) and Emerging Markets investment categories.

Underlying Fund Portfolios. The principal investments of the Underlying Fund Portfolios that are currently expected to be used in connection with the traditional asset classes are described below. Consistent with the investment objectives and policies of the Portfolio, other Underlying Fund Portfolios from time to time may be added to, or removed from, the list of Underlying Fund Portfolios that may be used in connection with the Portfolio.

Underlying Fund Portfolio	Principal Investments	Traditional Investment Category
AST Marsico Capital Growth	Invests primarily in common stocks, with the majority of the Portfolio's assets in large capitalization stocks	Domestic Large- Cap Equity Growth
AST T. Rowe Price Large- Cap Growth	Invests predominantly in the equity securities of a limited number of large, high-quality U.S. companies	Domestic Large- Cap Equity Growth
AST QMA US Equity Alpha
The Portfolio will use a long/short investment strategy. This means the Portfolio shorts a portion of the Portfolio and uses the proceeds of the shorts, or other borrowings, to purchase additional stocks long. Primarily invests at least 80% of its net assets plus borrowings, if any, for investment purposes in equity and equity-related securities of U.S. issuers.

Domestic Large- Cap Equity Core
AST AllianceBernstein Growth & Income	Invests primarily in common stocks that are believed to be selling at reasonable valuations in relation to their fundamental business prospects	Domestic Large- Cap Equity Value
AST Large-Cap Value	Invests primarily in common stocks and securities convertible into common stocks of large cap companies	Domestic Large- Cap Equity Value
AST Neuberger Berman Mid-Cap Growth	Invests primarily in common stocks of medium capitalization companies	Domestic Mid-Cap Equity Growth
AST Mid-Cap Value	Invests primarily in mid capitalization stocks that appear to be undervalued	Domestic Mid-Cap Equity Value
AST Federated Aggressive Growth	Invests primarily in the stocks of small companies that are traded on national exchanges, NASDAQ stock exchange and the over-the-counter market	Domestic Small- Cap Equity Growth
AST Small-Cap Value	Invests primarily in stocks and equity-related securities of small capitalization companies that appear to be undervalued	Domestic Small- Cap Equity Value
AST International Growth	Invests primarily in equity securities of foreign companies	International Equity: Developed Markets Growth
AST International Value	Invests primarily in equity securities of foreign companies	International Equity: Developed Markets Value
AST Parametric Emerging Markets Equity	Invests primarily in equity securities of issuers located in emerging market countries or included (or considered for inclusion) as emerging market issuers in one or more broad-based market indices.	International Equity: Emerging Markets
AST PIMCO Total Return Bond	Invests primarily in fixed-income securities of varying maturities	Domestic Investment Grade Fixed-Income
AST Western Asset Core Plus Bond	Invests primarily in a portfolio of fixed-income and debt securities of various maturities	Domestic Investment Grade Fixed-Income
AST PIMCO Limited Maturity Bond	Invests primarily in fixed-income securities of varying maturities, so that the Portfolio's expected average duration will be from one to there years.	Domestic Investment Grade Fixed-Income
AST High Yield	Invests primarily in fixed-income investments that, at the time of purchase, are rated below investment grade	High-Yield Debt
Taxable Money Market Series of Dryden Core Investment Fund
Invests primarily in short-term money market instruments issued by the U.S. Government, its agencies and instrumentalities, commercial paper, asset-backed securities, funding agreements, variable rate demand notes, bills, notes and other obligations issued by banks, corporations and other companies, and obligations issued by foreign banks, companies or governments

Money Market

International Fixed-Income (Un-Hedged) (PIMCO). Under normal circumstances, PIMCO will invest at least 80% of the net assets attributable to this investment category in fixed income instruments that are economically tied to foreign (non-U.S.) countries, representing at least three foreign countries, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. PIMCO will select the foreign country and currency compositions for this investment category based on an evaluation of various factors, including, but not limited to relative interest rates, exchange rates, monetary and fiscal policies, trade and current account balances. The average duration of the assets attributable to this investment category will normally vary within two years (plus or minus) of the duration of the JPMorgan GBI Global ex-U.S. FX NY Index Unhedged in USD. PIMCO will invest primarily in investment grade debt securities but may invest up to 10% of the total assets attributable to this investment category in high yield securities (also referred to as "junk bonds") rated B or higher by Moody's Investors Service Inc. (Moody's), or equivalently rated by Standard Poor's (S&P) or Fitch Ratings Ltd. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality. PIMCO may invest up to 15% of the total assets attributable to this investment category in securities and instruments that are economically tied to emerging market countries. For purposes of this investment category, an emerging market country shall be any country defined as an emerging or developing economy by the World Bank or its related organizations, or the United Nations or its authorities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices. PIMCO may concentrate the assets attributable to this investment category in a relatively small number of issuers. Also, PIMCO may invest up to 10% of the total assets attributable to this investment category in preferred stocks.

Emerging Markets Fixed-Income (PIMCO). For purposes of this investment category, an emerging market country shall be any country defined as an emerging or developing economy by the World Bank or its related organizations, or the United Nations or its authorities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices. Under normal circumstances, PIMCO will invest at least 80% of the net assets attributable to this investment category in fixed income instruments that are economically tied to emerging market countries, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Such instruments may be denominated in non- U.S. currencies and the U.S. dollar. The average duration of the assets attributable to this investment category will normally vary within two years (plus or minus) of the duration of the JPMorgan Emerging Markets Bond Index. PIMCO will emphasize countries with relatively low gross national product per capita and with the potential for rapid economic growth. PIMCO will select the country and currency composition for this investment category based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, and any other specific factors PIMCO believes to be relevant. PIMCO likely will concentrate the investment of assets attributable to this investment category in Asia, Africa, the Middle East, Latin America and the developing countries of Europe. Also, PIMCO may invest up to 10% of the total assets attributable to this investment category in preferred stocks.

PIMCO may invest all of the assets attributable to this investment category in "junk bonds", subject to a maximum of 15% of such total assets in securities rated below B by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. PIMCO may concentrate the assets attributable to this investment category in a relatively small number of issuers.

Investments in Non-Traditional Asset Classes. With the exception of the U.S. Real Estate and International Real Estate investment categories within the Real Estate asset class, it is expected that exposure to the remaining non-traditional investment categories will be obtained primarily through the allocation of Portfolio assets to certain Subadvisers. Consistent with the investment objectives and policies of the Portfolio, Underlying Fund Portfolios from time to time may be added to, or removed from, the Portfolio's list of available investment options.

Real Estate. As of January 31, 2009, exposure to the U.S. real estate and international real estate investment categories will be obtained through investments in the AST Cohen Steers Real Estate Portfolio and the AST Global Real Estate Portfolio, respectively. The principal investments of these Underlying Fund Portfolios are described below.

Underlying Fund Portfolio	Principal Investments	Traditional Investment Category
AST Cohen & Steers Real Estate	Invests primarily in equity securities of real estate companies	Domestic Real Estate
AST Global Real Estate	Invests primarily in equity securities of real estate companies on a global basis	Global Real Estate

The Investment Managers have retained the Subadvisers listed below to directly manage the assets allocated to the indicated nontraditional investment categories and strategies.

Subadvisers	Investment Categories and Strategies
Prudential Bache Asset Management (Bache)	Commodities
Pacific Investment Management Company LLC (PIMCO)	Inflation-Indexed Securities
International Fixed- Income (Un-Hedged)
Emerging Markets Fixed-Income
Jennison Associates LLC (Jennison)	Global Infrastructure
QMA	Long/Short Market Neutral
Overlay
Mellon Capital Management Corporation (Mellon Capital)	Global Tactical Asset Allocation
First Quadrant, L.P.	Global Macro
AlphaSimplex Group LLC	Hedge Fund Replication

Commodities (Bache). Bache will seek to track the performance of the Bache Commodity IndexSM (the BCISM), a dynamic, long-only measure of the price behavior of various commodities traded in major exchanges worldwide. The primary objective of the BCISM is to provide broad-based exposure to global commodity markets. There are additional objectives of the BCI'sSM dynamic asset allocation methodology.

The first of these additional objectives is to provide broad, long-term diversified exposure to individual commodities within each major commodity sector (i.e., energy, metals, and agriculture) consistent with their overall importance to that sector as well as their market liquidity. The second additional objective is to ensure that the BCISM does not become dominated by a single commodity sector or by several commodities within a commodity sector. This is accomplished by employing upper and lower bounds on the market and commodity weights, and by frequent rebalancings of the weights of the individual commodities that comprise the BCISM . The third objective is to moderate the volatility inherent in the major commodity market sectors. This is accomplished by considering the optimized weights derived from the risk/return profiles of mean-variance efficient portfolios that can be created with the three major commodity sectors. Additional risk reduction factors considered in the BCISM methodology include systematically: (i) reducing near-term exposure to commodity markets that are experiencing price declines and increasing allocations to cash and cash equivalents and (ii) reducing the pricing impact that BCISM -linked investment products will have on the underlying commodity markets. This is accomplished through a precise roll methodology. Lastly, given the dynamic nature of commodity markets, overall construction of the BCISM is monitored by an advisory committee. The advisory committee, which meets annually (and otherwise as necessary), may recommend changes in BCISM components as well as its methodology. The methodology of, and intellectual property rights in, the Bache Commodity IndexSM are proprietary to, and owned by, PFDS Holdings, LLC, a Prudential Financial company.

Inflation-Indexed Securities (PIMCO). Under normal circumstances, PIMCO will invest at least 80% of the net assets attributable to this investment category in inflation-indexed bonds of varying maturities issued by the U.S. government and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Assets not invested in inflation-indexed bonds may be invested in other types of fixed income instruments. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond's principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. "Real return" equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. Effective duration takes into account that for certain bonds expected cash flows will fluctuate as interest rates change and is defined in nominal yield terms, which is market convention for most bond investors and managers. Durations for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor, typically between 20% and 90% of the respective real duration. All security holdings will be measured in effective (nominal) duration terms. Similarly, the effective duration of the Barclays Capital U.S. TIPS Index will be calculated using the same conversion factors. The effective duration of the assets attributable to this investment category will normally vary within three years (plus or minus) of the duration of the Barclays Capital U.S. TIPS Index.

PIMCO will invest the assets attributable to this investment category primarily in investment grade securities, but may invest up to 10% of the total assets attributable to this investment category in high yield securities ("junk bonds") rated B or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. PIMCO also may invest up to 80% of the total assets attributable to this investment category in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. PIMCO may invest up to 10% of the total assets attributable to this investment category in securities and instruments that are economically tied to emerging market countries. PIMCO will normally limit the foreign currency exposure (from non- U.S. dollar-denominated securities or currencies) for this investment category to 20% of its total assets. PIMCO may concentrate the assets attributable to this investment category in a relatively small number of issuers.

PIMCO may all of the assets attributable to this investment category in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. PIMCO may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). Also, PIMCO may invest up to 10% of the total assets attributable to this investment category in preferred stocks.

Global Infrastructure (Jennison). The Jennison Global Infrastructure strategy is a multi-cap, core strategy with an absolute return focus. This strategy focuses on investments in infrastructure companies and infrastructure-related companies located throughout the world. Infrastructure companies are involved in providing the foundation of basic services, facilities and institutions upon which the growth and development of a community depends. Infrastructure-related companies include wireless telecom firms that may or may not own the tower and companies involved in transport (shipping and trucking), construction, equipment manufacturing, and materials and aggregates. Assets held by infrastructure companies and infrastructure-related companies may include toll roads, airports, rail track, shipping ports, telecom infrastructure, hospitals, schools and utilities such as electricity, gas distribution networks and water. While Jennison believes its proprietary, fundamental research is critical for successful stock selection, Jennison also focuses on macroeconomic trends that may affect the companies in which it invests.

Long/Short Market Neutral (QMA). QMA's Long/Short Market Neutral strategy will use an objective, quantitative approach designed to exploit persistent mispricings among stocks and other related securities. The objective of this investment strategy is to provide consistent performance that is uncorrelated with the performance of the stock market. The portfolio holdings for this investment strategy will consist primarily of a broad universe of stocks. In general, this investment strategy will have long positions in companies that QMA deems relatively attractive and short positions in companies that QMA deems relatively unattractive, while also managing the overall risk of the assets attributable to this investment strategy.

Global Tactical Asset Allocation (Mellon Capital). This investment strategy will seek total return. To pursue this goal, Mellon Capital will normally utilize long and short positions in futures, options, or forward contracts to achieve timely and cost-effective investment exposure to global equity, bond, and currency markets, and in fixed-income securities. Mellon Capital will focus its investments among the major developed capital markets of the world, such as the U.S., Canada, Japan, Australia, and Western Europe. Mellon Capital will ordinarily invest in at least three countries. Although this strategy will focus on the world's major developed capital markets, Mellon Capital may invest up to 20% of the assets attributable to this investment strategy in emerging market countries. Mellon Capital also will invest in fixed-income securities, such as bonds, notes and money market instruments, to provide exposure to bond markets and for liquidity and income.

Mellon Capital's portfolio management team will seek to deliver alpha by applying a systematic, quantitative investment approach designed to identify and exploit relative misvaluations across and within global capital markets. Alpha is a measure of the risk-adjusted performance of an investment that factors in the individual risk of the security and not overall market risk. Alpha is often described as "stock specific return." Active investment decisions to take long or short positions in individual country, equity, bond, and currency markets are driven by this quantitative investment process and seek to capitalize on alpha generating opportunities within and among the major developed capital markets of the world. Mellon Capital's portfolio management team will analyze the valuation signals and estimate the expected returns from distinct sources of alpha—country equity markets, country bond markets, stock versus bond markets, and currency allocation—to construct a portfolio of long and short positions allocated across individual country, equity, bond, and currency markets. Because there is generally no limitation as to the amount of assets that are required to be invested in any one asset class, the holdings for this investment strategy generally will not have the same characteristics as the benchmark index that Mellon Capital will generally use to evaluate investment performance.

Global Macro (First Quadrant). This is a global macro strategy that seeks to add value through a risk controlled, disciplined, active quantitative investment process. The strategy invests in five independent alpha categories (comprised of 26 largely uncorrelated strategies)
that are long/short and span a wide variety of asset classes. Global Macro tactically allocates risk between the different categories of the strategy to take advantage of inefficiencies when there is the greatest opportunity for gains.

The five alpha-categories are:

  Global Asset Class Selection
  Stock Country Selection
  Bond Country Selection
  Currency Selection
  Volatility Management

Hedge Fund Replication (AlphaSimplex). AlphaSimplex seeks to achieve long and short exposure to global equity, bond, currency and commodity markets through a wide range of derivative instruments and direct investments. Under normal market conditions, AlphaSimplex typically will make extensive use of derivative instruments, in particular futures and forward contracts on global equity and fixed-income securities, securities indices (including both broad- and narrow-based securities indices), currencies, commodities and other instruments. These investments are intended to provide risk and return characteristics similar to those of a diversified portfolio of hedge funds.

AlphaSimplex seeks to generate absolute returns over time rather than track the performance of any particular index of hedge fund returns. In selecting investments, AlphaSimplex uses quantitative models to estimate the market exposures that drive the aggregate returns of a diverse set of hedge funds. These market exposures may include, for example, exposures to the returns of stocks, fixed-income securities (including U.S. and non-U.S. government securities), currencies and commodities. In estimating these market exposures, AlphaSimplex analyzes the returns of hedge funds included in one or more commercially available databases (for example, the Lipper TASS hedge fund database), and seeks to use a variety of derivative instruments to capture such exposures in the aggregate while adding value through dynamic allocation among market exposures and volatility management. AlphaSimplex will have great flexibility to allocate the strategy's derivatives exposure among various securities, indices, currencies, commodities and other instruments, and the amount of the assets that may be allocated to derivative strategies and among these various instruments is expected to vary over time. Whereas AlphaSimplex will not invest directly in hedge funds, it may invest in non-U.S. securities and instruments and securities and instruments traded outside the United States and expects to engage in non-U.S. currency transactions.

AlphaSimplex may engage in active and frequent trading of securities and other instruments. Frequent trading may produce high transaction costs, which may lower the strategy's return. As a temporary defensive measure, AlphaSimplex may hold any portion of its assets in cash and/or invest in money market instruments or high quality debt securities and take other defensive positions as it deems appropriate. AlphaSimplex may miss certain investment opportunities if it uses defensive strategies and thus may not achieve its investment goal.

Overlay (QMA). Up to approximately 10% of the Portfolio's net assets will be allocated to the Overlay investment category subadvised by QMA. Up to approximately 50% of the assets attributable to this investment category will be used to take long and short positions in ETFs, exchange-traded notes, various futures contracts and other publicly-traded securities. QMA will analyze the publicly available holdings of the Portfolio and use a top-down approach to establish long and short tactical allocations among various components of the capital markets, including equities, fixed-income, and non-traditional assets. As such, this portion of the Overlay investment category is intended to function as an overlay for the entire Portfolio. The remaining assets attributable to this investment category may be allocated to: (i) index futures, other futures contracts, ETFs, and options thereon to provide liquid exposure to their respective equity and fixed-income benchmark indices and (ii) cash, money market equivalents, short-term debt instruments, money market funds, and short-term debt funds to satisfy all applicable margin requirements for the futures contracts and to provide additional portfolio liquidity to satisfy large-scale redemptions and any variation margin calls with respect to the futures contracts.

It is currently expected that exposure to some or all of the remaining non-traditional investment categories and strategies will be obtained through investments in Underlying Non-Prudential Portfolios. A general description of funds that pursue these types of investment strategies is provided below. The Investment Managers from time to time may: (i) seek exposure to additional non-traditional investment categories or strategies or (ii) retain additional Subadvisers to directly manage Portfolio assets to gain exposure to the then-available non-traditional investment categories or strategies. The Fund may, with Board approval, enter into or amend agreements with unaffiliated Subadvisers without shareholder approval pursuant to an exemptive order received by the Investment Managers and the Fund.

Long/Short Equity. Long/Short Equity funds invest on both long and short sides of equity markets, generally focusing on diversifying or hedging across particular sectors, regions, or market capitalizations. Fund managers generally have the flexibility to shift from value to growth investment styles; small to medium to large capitalization stocks; and net long to net short positions. Fund managers can also trade equity futures and options as well as equity related securities and debt or build portfolios that are more concentrated in sectors and/or industries than traditional long-only equity funds. Long/Short Equity funds generally tend to be more exposed to market risk (i.e., have a higher beta) than Long/Short Market Neutral funds.

Event Driven. Event Driven funds invest in various asset classes and seek to profit from the potential mispricing of securities related to a specific corporate or market event. Such events may include: mergers, bankruptcies, financial or operational stress, restructurings, asset sales, recapitalizations, spin-offs, litigation, regulatory and legislative changes as well as other types of corporate events. Event Driven funds can invest in equities, fixed-income instruments (e.g., investment grade debt, high-yield debt, bank debt, and convertible debt) options and various other derivatives. Many fund managers use a combination of strategies and adjust exposures based on the opportunity sets in each sub-sector.

Distressed Debt. Event Driven funds that focus on distressed situations invest across the capital structure of companies subject to financial or operational distress or bankruptcy proceedings. Such distressed securities tend to trade at substantial discounts to intrinsic value due to difficulties in assessing their proper value, lack of research coverage, or an inability of traditional investors to continue holding them. This strategy is generally long-biased in nature, but fund managers may take outright long, hedged, or outright short positions. The managers of distressed debt funds typically attempt to profit on the issuer's ability to improve its operation or the success of the bankruptcy process that ultimately leads to an exit strategy.

Currencies. Currency funds make investments that provide long and/or short exposure to selected currencies, including the U.S. dollar. These funds may actually hold currencies or gain long or short exposure to currencies through the use of options contracts and Other Investments.

Private Equity. Private equity funds make investments in private companies (or private investments in public companies) in connection with the organization or restructuring of companies, including so-called leveraged buy-outs and management buy-outs.

Investments in Underlying Portfolios. Under normal conditions, the Portfolio will invest approximately 65% of its assets in Underlying Trust Funds. An additional portion of the Portfolio's may be invested in Underlying Fund Portfolios and Underlying Non-Prudential Funds to the extent the Investment Managers and QMA would like to gain exposure to certain asset classes or investment strategies but the Investment Managers have not retained a Subadviser to directly manage Portfolio assets for those asset classes or investment strategies.

Strategic Allocations and Asset Allocation Ranges. Under normal circumstances, the Portfolio's assets agre generally allocated in accordance with the strategic allocations and approximate asset allocation ranges set forth in the table below. Such strategic allocations and asset allocation ranges are approximate and subject to change from time to time.

The Academic Strategies Portfolio may not invest in Other Investments until issuance of the requested exemptive relief or adoption of final rules by the SEC. To the extent a New Subadviser's investment strategy relies on the use of Other Investments to a significant extent, the New Subadviser may not be able to implement that investment strategy, in whole or in part, prior to the issuance of the requested exemptive relief or the adoption of final rules by the SEC. In that event, the Investment Managers may: (i) have the New Subadviser implement that strategy in part; (ii) invest Portfolio assets in Underlying Trust Funds or Underlying Non-Prudential Funds in an attempt to (a) replicate that New Subadviser's investment strategy, (b) replicate exposure to the relevant asset class, or (c) provide exposure to different investment strategies or different asset classes; and/or (iii) increase the portion of the Portfolio's assets that are allocated to another New Subadviser.

	Minimum Exposure	Strategic Allocation	Maximum Exposure
Domestic Equity	10%	20%	30%
International Equity	10%	20%	30%
Fixed-Income	20%	25%	35%
Real Estate	0%	10%	20%
Commodities	5%	10%	15%
Alternative Investments	5%	15%	25%

AST Advanced Strategies Portfolio

Investment Objective: to seek a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed-income securities, derivative instruments and exchange-traded funds.

Principal Investment Policies and Risks:
General. QMA allocates the net assets of the Portfolio across different investment categories and different Subadvisers. QMA also directly manages a portion of the assets of the Portfolio. Certain investment categories will contain sub-categories. The Subadviser for a category or sub-category will employ a specific investment strategy for that category or sub-category.

QMA employs a two-tiered approach to allocating Portfolio assets across the various investment categories, sub-categories, and the Subadvisers. First, QMA will analyze the macro-economic landscape, the capital markets, and the related implications for investment strategy. Second, PI draws on its understanding of the strategies used by the other Subadvisers to determine which advisers are expected to perform best under the prevailing macro-economic landscape. The allocations will be reviewed by QMA periodically and may be altered or adjusted by QMA without prior notice. Such adjustments will be reflected in the annual update to the prospectus.

The Portfolio may use derivative instruments to gain exposure to certain commodity and real estate related indices. The Portfolio may engage in short sales and may invest in fixed-income securities that are rated below investment grade by the major ratings services (Ba or lower by Moody's Investors Service, Inc., or equivalently rated by Standard & Poor's Ratings Services, or Fitch Ratings Ltd., or, if unrated, considered to be of comparable quality, in connection with these investment strategies. Fixed-income debt obligations rated below investment grade by the major ratings services or, if unrated, considered to be of comparable quality, are commonly referred to as "junk bonds" and are regarded as having predominantly speculative characteristics with respect to capacity to pay principal and interest. The Portfolio is prohibited from investing more than 10% of its total assets in other mutual funds, including exchange traded funds.

Overall, the Advanced Strategies Portfolio will pursue a combination of traditional and non-traditional investment strategies. It is expected that the approximate allocation across the various investment categories, sub-categories, and investment advisers will be as follows:

Investment Subadviser	Approximate Allocation	Investment Category	Sub-category
Marsico Capital Management LLC	17.00%	U.S. Large-Cap Growth	N/A
T. Rowe Price Associates, Inc.	17.00%	U.S. Large-Cap Value	N/A
William Blair & Company LLC	8.50%	International Growth	N/A
LSV Asset Management	8.50%	International Value	N/A
Pacific Investment Management Company LLC (PIMCO)	12.75%	U.S. Fixed-Income	N/A
PIMCO	8.50%	Hedged International Bond	Developed Markets
PIMCO	4.25%		Emerging Markets
PIMCO	2.84%	Advanced Strategies I	Commodities Real Return
PIMCO	2.83%		Real Return
PIMCO	2.83%		Real Estate Real Return
QMA	15.00%	Advanced Strategies II	N/A
TOTAL	100.00%

The asset allocation generally provides for an allotment of approximately 60% of Portfolio assets to a combination of domestic and international equity strategies and an allotment of approximately 40% of Portfolio assets to a combination of U.S. fixed-income, hedged international bond, real return and exchange-traded fund investment strategies. The Portfolio will use derivative instruments to gain exposure to certain commodity and real estate related indices along with high yield bonds (also referred to as "junk" bonds) in connection with these investment strategies. The asset allocations described above are subject to change at any time without notice at the sole discretion of the Investment Managers.

Description of Traditional Investment Categories and Sub-categories. The investment categories and sub-categories for which the applicable Subadvisers will pursue traditional investment strategies include the following:

  U.S. Large-Cap Growth;
  U.S. Large-Cap Value;
  International Growth;
  International Value;
  U.S. Fixed-Income; and
  Hedged International Bond
  Developed Markets sub-category
  Emerging Markets sub-category

Brief descriptions of the investment strategies to be used by the Subadvisers are set forth below:

U.S. Large-Cap Growth (Marsico). Marsico will invest primarily in the common stocks of large U.S. companies (typically companies that have a market capitalization in the range of $5 billion or more) that are selected for their growth potential. Marsico will normally hold a core position of between 35 and 50 common stocks. Marsico also may invest up to 15% of the assets attributable to this investment category in foreign securities, which are those securities denominated in a foreign currency. American Depositary Receipts (ADRs) may be purchased for the Portfolio and will not be considered foreign securities for the purposes of the 15% limitation stated above. In selecting investments for the Portfolio, Marsico uses an approach that combines "top-down" macro-economic analysis with "bottom-up" stock selection.

The "top-down" approach may take into consideration macro-economic factors such as, without limitation, interest rates, inflation, demographics, the regulatory environment, and the global competitive landscape. In addition, Marsico may also examine other factors that may include, without limitation, the most attractive global investment opportunities, industry consolidation, and the sustainability of financial trends observed. As a result of the "top-down" analysis, Marsico seeks to identify sectors, industries and companies that may benefit from the overall trends Marsico has observed. Marsico then looks for individual companies or securities with earnings growth potential that may not be recognized by the market at large. In determining whether a particular company or security may be a suitable investment, Marsico may focus on any of a number of different attributes that may include, without limitation, the company's specific market expertise or dominance; its franchise durability and pricing power; solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, apparent use of conservative accounting standards, and transparent financial disclosure); strong and ethical management; commitment to shareholder interests; reasonable valuations in the context of projected growth rates; and other indications that a company or security may be an attractive investment prospect. This process is called "bottom-up" stock selection. As part of this fundamental, "bottom-up" research, Marsico may visit with various levels of a company's management, as well as with its customers and (as relevant) suppliers, distributors, and competitors. Marsico also may prepare detailed earnings and cash flow models of companies. These models may assist Marsico in projecting potential earnings growth and other important company financial characteristics under different scenarios. Each model is typically customized to follow a particular company and is generally intended to replicate and describe a company's past, present and potential future performance. The models may include quantitative information and detailed narratives that reflect updated interpretations of corporate data and company and industry developments.
Marsico may reduce or sell portfolio securities if, in its opinion, a company's fundamentals change substantially, its stock price appreciates excessively in relation to fundamental earnings growth prospects, the company appears not to realize its growth potential, or there are more attractive investment opportunities elsewhere.

The core investments for this investment category generally will be comprised of established companies and securities that exhibit growth characteristics. However, these investments also may typically include companies with more aggressive growth characteristics, and companies undergoing significant changes (e.g., the introduction of a new product line, the appointment of a new management team or an acquisition).

U.S. Large-Cap Value (T. Rowe Price). T. Rowe Price will invest primarily in common stocks of large U.S. companies that appear to be undervalued, and in securities that are expected to produce dividend income. T. Rowe Price also may invest up to 10% of the assets attributable to this investment category in foreign securities. T. Rowe Price typically will employ a "value" approach in selecting investments for the domestic large-cap value portion of the Portfolio. T. Rowe Price's in-house research team seeks to identify companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.

International Growth (William Blair). William Blair will use fundamental research to identify stocks of foreign companies with market capitalizations over $100 million that have above-average prospective growth, evidence of sustainability of future growth, above-average profitability and reinvestment of internal capital, and conservative capital structure.

International Value (LSV). LSV will employ a proprietary model and other quantitative methods in an attempt to pick undervalued foreign stocks with high near-term appreciation potential. Cash flow-to-price ratios, book-to-market ratios and certain past performance measures are some of the important variables reviewed by LSV in its investment process.

U.S. Fixed-Income (PIMCO). Under normal circumstances, PIMCO will invest primarily in a diversified portfolio of fixed-income instruments of varying maturities. The average portfolio duration for securities held in this investment category will normally vary within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Bond Index. PIMCO will invest primarily in fixed-income securities that are rated investment grade by established rating services but may invest up to 10% of the total assets attributable to this investment category in junk bonds. PIMCO may also invest up to 10% of the total assets attributable to their investment category in preferred stock.

Hedged International Bond: Developed Markets Sub-category and Emerging Markets Sub-category (PIMCO). The Hedged International Bond investment category will contain a Developed Markets sub-category and an Emerging Markets sub-category. PIMCO will be responsible for allocating assets between the Developed Markets sub-category and the Emerging Markets sub-category. Emerging markets include those in countries defined as emerging or developing by the World Bank. Remaining markets will be classified as developed markets. In general terms, a security will be considered to be an emerging market security if it is principally traded on the securities markets of an emerging market country, or if the issuer thereof is organized or principally operates in an emerging market country, derives a majority of its income from its operations within an emerging market country, or has the majority of its assets in an emerging market country.

Under normal circumstances, PIMCO will invest at least 80% of the net assets attributable to this investment category in fixed-income instruments of issuers located outside the United States, representing at least three foreign countries, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of the Portfolio's total assets directly managed by PIMCO in an effort to reduce the risk of loss due to fluctuations in currency exchange rates.

PIMCO will select the foreign country and currency compositions for each sub-category based upon its evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, trade and current account balances. The average portfolio duration for securities held in this investment category normally is expected to vary within a zero- to eight-year time frame. PIMCO may invest all of the assets attributable to this investment category in non-investment grade fixed-income securities, subject to a limit of investing no more than 15% of such total assets in securities rated below B by Moody's or by S&P, or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. Up to 10% of the total assets attributable to this investment category may be invested in preferred stock.

Description of Non-Traditional Investment Categories and Sub-categories. The investment categories and sub-categories for which the PIMCO and PI will pursue non-traditional investment strategies include the following:

  Advanced Strategies I; and
  Commodities Real Return sub-category
  Real Return sub-category
  Real Estate Real Return sub-category
  Advanced Strategies II

Brief descriptions of the investment strategies to be used by PIMCO and PI are set forth below:

Advanced Strategies I: The Advanced Strategies I investment category will contain a Commodities Real Return sub-category, a Real Return sub-category, and a Real Estate Real Return sub-category. PI will direct PIMCO how to allocate assets among the Commodities Real Return sub-category, the Real Return sub-category, and the Real Estate Real Return sub-category based upon PI's own forward-looking assessment of macroeconomic, market, financial, security valuation, and other factors.

The average portfolio duration for securities held in this investment category normally will vary within three years (plus or minus) of the real duration of the Barclays Capital U.S. TIPS Index. For these purposes, in calculating the average portfolio duration for this investment category, PIMCO includes the real duration of inflation-indexed portfolio securities and the nominal duration of non-inflation-indexed portfolio securities. The assets attributable to this investment category may be invested in a limited number of issuers. Up to 10% of the total assets attributable to this investment category may be invested in preferred stock.

Advanced Strategies I: Commodities Real Return Sub-category (PIMCO). Rather than invest directly in physical commodities, PIMCO will employ an "enhanced-index" strategy for this sub-category. Specifically, PIMCO will use commodity-index-linked derivative instruments, such as commodity swap agreements, with a goal of gaining 100% exposure to the investment return of the Dow Jones AIG Commodity Total Return Index, a widely followed measure of commodity prices. Assets not invested in commodity-linked derivative instruments may be invested in inflation-indexed securities and other fixed-income instruments, including derivative fixed-income instruments. Inflation-indexed bonds offer a return that is linked to changes in the rate of inflation.

Advanced Strategies I: Real Return Sub-category (PIMCO). This sub-category will focus primarily on investments in U.S. Treasury Inflation Protected Securities. The top-down investment process used by PIMCO for this sub-category will begin with its annual secular forum where PIMCO develops a 3-5 year outlook for the global economy and interest rates. This analysis will help set the basic sub-category parameters, including duration, yield-curve positioning, sector weightings, credit quality breakdown, and individual security selection. PIMCO will focus on duration management to manage yield curve exposure based on the firm's general investment outlook.

Advanced Strategies I: Real Estate Real Return Sub-category (PIMCO). Similar to the investment strategy for the Commodities Real Return sub-category, PIMCO will employ an enhanced-index strategy for the Real Estate Real Return sub-category rather than invest directly in REITs. Specifically, PIMCO will use REIT-index-linked derivative instruments, such as REIT swap agreements, with a goal of gaining 100% exposure to the investment return of the Dow Jones - Wilshire REIT Index, a widely followed measure of REIT prices. Assets not invested in real estate-linked derivative instruments may be invested in inflation-indexed securities and other fixed-income instruments, including derivative fixed-income instruments. As set forth above, inflation-indexed bonds offer a return that is linked to changes in the rate of inflation. PIMCO may invest assets attributable to this sub-category directly in REITs as well.

Advanced Strategies II (QMA). Up to approximately 15% of the Advanced Strategies Portfolio's net assets will be allocated to the Advanced Strategies II investment category subadvised by QMA. Up to approximately 10% of the assets attributable to this investment category will be used to take long and short positions in ETFs, exchange-traded notes, various futures contracts and other publicly-traded securities. QMA will analyze the publicly available holdings of the Advanced Strategies Portfolio and use a top-down approach to establish long and short tactical allocations among various components of the capital markets, including equities, fixed-income, and non-traditional assets. As such, this portion of the Advanced Strategies II investment category is intended to function as an overlay for the entire Advanced Strategies Portfolio. The remaining assets attributable to this investment category may be allocated to: (i) index futures, other futures contracts, and options thereon to provide liquid exposure to their respective equity and fixed-income benchmark indices and (ii) cash, money market equivalents, short-term debt instruments, money market funds, and short-term debt funds to satisfy all applicable margin requirements for the futures contracts and to provide additional portfolio liquidity to satisfy large-scale redemptions and any variation margin calls with respect to the futures contracts.

The Advanced Strategies Portfolio has an investment policy that prohibits the Portfolio from investing more than 10% of its total assets in other mutual funds. The Board has approved an exception to that investment policy to permit the Advanced Strategies Portfolio to invest, without regard to the 10% limit on mutual fund investments, in: (i) money market funds and fixed-income funds for cash management, defensive, temporary, or emergency purposes or for additional portfolio liquidity to satisfy large-scale redemptions and variation margin calls and (ii) ETFs for additional exposure to relevant markets.

The principal risk of investing in the Portfolio is market risk. Market risk is the risk that a particular equity or debt security in the Portfolio, the Portfolio itself, or equity or debt markets in general may fall in value. The Portfolio's investment in foreign securities presents additional risk, including currency risk. Foreign companies may be affected by adverse political, diplomatic and economic developments, taxes, less publicly available information and other factors. These risks may be heightened for a Portfolio's investments in emerging market securities.

Debt obligations with longer maturities typically offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities. The prices of debt obligations generally move in the opposite direction to that of market interest rates. The debt obligations in which the Portfolio may invest are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. To the extent the Portfolio invests in junk bonds or other non-investment grade fixed-income securities, it may be subject to greater levels of interest rate, credit and liquidity risk than mutual funds that do not invest in such securities. These securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Portfolio's ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Advanced Strategies Portfolio may lose its entire investment.

The Portfolio's investments in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, acts of terrorism, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments.

The Portfolio's emphasis on investments in real estate investment trusts ("REITs") and in real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a real estate-linked derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming.

The performance of the Portfolio will depend to a certain extent on how its assets are allocated and reallocated among the various investment categories, sub-categories, and investment managers. A principal risk of investing in the Portfolio is that the Investment Managers will make less than optimal decisions regarding allocation of assets among the various investment categories, sub-categories, and investment advisers.

The following paragraphs describe some specific types of fixed-income investments that the Portfolio may invest in, and some of the investment practices that the Portfolio will engage in.

U.S. Government Securities. The Portfolio may invest in various types of U.S. Government securities, including those that are supported by the full faith and credit of the United States; those that are supported by the right of the issuing agency to borrow from the U.S. Treasury; those that are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others that are supported only by the credit of the instrumentality.

Corporate Debt Securities. Corporate debt securities include corporate bonds, debentures, notes and other similar instruments, including convertible securities and preferred stock. Debt securities may be acquired with warrants attached. The rate of return or return of principal on some debt obligations may be linked or indexed to exchange rates between the U.S. dollar and a foreign currency or currencies.

While the Subadviser may regard some countries or companies as favorable investments, pure fixed income opportunities may be unattractive or limited due to insufficient supply or legal or technical restrictions. In such cases, the Portfolio may consider equity securities or convertible bonds to gain exposure to such investments.

Variable and Floating Rate Securities. Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The interest rates on these securities are tied to other interest rates, such as money-market indices or Treasury bill rates, and reset periodically. While these securities provide the Portfolio with a certain degree of protection against losses caused by rising interest rates, they will cause the Portfolio's interest income to decline if market interest rates decline.

Inflation-Indexed Bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. The interest rate on these bonds is fixed at issuance, and is generally lower than the interest rate on typical bonds. Over the life of the bond, however, this interest will be paid based on a principal value that has been adjusted for inflation. Repayment of the adjusted principal upon maturity may be guaranteed, but the market value of the bonds is not guaranteed, and will fluctuate. The Portfolio may invest in inflation-indexed bonds that do not provide a repayment guarantee. While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to losses.

Event-Linked Bonds. Event-linked bonds are fixed income securities for which the return of principal and payment of interest is contingent upon the non-occurrence of a specific "trigger" event, such as a hurricane, earthquake or other physical or weather related phenomenon. Some event-linked bonds are commonly referred to as "catastrophe bonds." If the trigger event occurs, the Portfolio may lose all or a portion of the amount it invested in the bond. Event-linked bonds often provide for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. Event-linked bonds may also expose the Portfolio to certain unanticipated risks including credit risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences. Event-linked bonds may also be subject to liquidity risk.

Mortgage-Related and Other Asset-Backed Securities. The Portfolio may invest all of its assets in mortgage-backed and other asset backed securities, including collateralized mortgage obligations. The value of some mortgage-backed and asset-backed securities in which the Portfolio invests may be particularly sensitive to changes in market interest rates.

Reverse Repurchase Agreements and Dollar Rolls. In addition to entering into reverse repurchase agreements, the Portfolio may also enter into dollar rolls. In a dollar roll, the Portfolio sells mortgage-backed or other securities for delivery in the current month and simultaneously contracts to purchase substantially similar securities on a specified future date. The Portfolio forgoes principal and interest paid on the securities sold in a dollar roll, but the Portfolio is compensated by the difference between the sales price and the lower price for the future purchase, as well as by any interest earned on the proceeds of the securities sold. The Portfolio also could be compensated through the receipt of fee income. Reverse repurchase agreements and dollar rolls can be viewed as collateralized borrowings and, like other borrowings, will tend to exaggerate fluctuations in Portfolio's share price and may cause the Portfolio to need to sell portfolio securities at times when it would otherwise not wish to do so.

Short Sales and Short Sales "Against the Box." Certain Portfolios may make short sales of securities, either as a hedge against potential declines in value of a portfolio security or to realize appreciation when a security that the Portfolio does not own declines in value. When a Portfolio makes a short sale, it borrows the security sold short and delivers it to the broker-dealer through which it made the short sale. A Portfolio may have to pay a fee to borrow particular securities and is often obligated to turn over any payments received on such borrowed securities to the lender of the securities.

A Portfolio secures its obligation to replace the borrowed security by depositing collateral with the broker-dealer, usually in cash, U.S. Government securities or other liquid securities similar to those borrowed. With respect to the uncovered short positions, a Portfolio is required to (1) deposit similar collateral with its custodian or otherwise segregate collateral on its records, to the extent that the value of the collateral in the aggregate is at all times equal to at least 100% of the current market value of the security sold short, or (2) a Portfolio must otherwise cover its short position. Depending on arrangements made with the broker-dealer from which the Portfolio borrowed the security, regarding payment over of any payments received by a Portfolio on such security, a Portfolio may not receive any payments (including interest) on its collateral deposited with such broker-dealer. Because making short sales in securities that it does not own exposes a Portfolio to the risks associated with those securities, such short sales involve speculative exposure risk. As a result, if a Portfolio makes short sales in securities that increase in value, it will likely underperform similar mutual Portfolios that do not make short sales in securities they do not own. A Portfolio will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Portfolio replaces the borrowed security. A Portfolio will realize a gain if the security declines in price between those dates. There can be no assurance that a Portfolio will be able to close out a short sale position at any particular time or at an acceptable price. Although a Portfolio's gain is limited to the price at which it sold the security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold and may, theoretically, be unlimited.

Certain Portfolios may also make short sales against-the-box. A short sale against-the-box is a short sale in which the Portfolio owns an equal amount of the securities sold short, or securities convertible or exchangeable for, with or without payment of any further consideration, such securities. However, if further consideration is required in connection with the conversion or exchange, cash or other liquid assets, in an amount equal to such consideration must be segregated on a Portfolio's records or with its Custodian.

Derivative Instruments. The Portfolio may purchase and write call and put options on securities, securities indices and on foreign currencies. The Portfolio may invest in interest rate futures contracts, stock index futures contracts and foreign currency futures contracts and options thereon that are traded on U.S. or foreign exchanges or boards of trade. The Portfolio may also enter into swap agreements with respect to foreign currencies, interest rates and securities indices. The Portfolio may use these techniques to hedge against changes in interest rates, currency exchange rates or securities prices or as part of its overall investment strategy. The Portfolio's investments in swap agreements are described directly below.

Swap Agreements. The Portfolio may enter into interest rate, index, total return, credit and currency exchange rate swap agreements for the purposes of attempting to obtain a desired return at a lower cost than if the Portfolio had invested directly in an instrument that yielded the desired return. The Portfolio may also enter into options on swap agreements. A swap option is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year.

In a standard "swap" transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amount," i.e., a specified dollar amount that is hypothetically invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Commonly used swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate or "cap"; interest floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

The Portfolio may enter into credit default swap agreements. The "buyer" in a credit default contract is obligated to pay the "seller" a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the full notional value, or "par value," of the reference obligation in exchange for the reference obligation. The Portfolio may be either the buyer or seller in a credit default swap transaction. If the Portfolio is a buyer and no event of default occurs, the Portfolio will lose its investment and recover nothing.

However, if an event of default occurs, the Portfolio (if the buyer) will receive the full notional value of the reference obligation that may have little or no value. As a seller, the Portfolio receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. Credit default swap transactions involve greater risks than if the Portfolio had invested in the reference obligation directly.

Under most swap agreements entered into by the Portfolio, the parties' obligations are determined on a "net basis." Consequently, the Portfolio's obligations (or rights) under a swap agreement will generally be equal only to a net amount based on the relative values of the positions held by each party.

Whether the Portfolio's use of swap agreements will be successful will depend on the Subadviser's ability to predict that certain types of investments are likely to produce greater returns than other investments. Moreover, the Portfolio may not receive the expected amount under a swap agreement if the other party to the agreement defaults or becomes bankrupt. The swaps market is relatively new and is largely unregulated.

For purposes of applying the Portfolio's investment policies and restrictions (as stated in this Prospectus and the Fund's SAI) swap agreements are generally valued by the Portfolios at market value . In the case of a credit default swap sold by a Portfolio ( i.e., where the Portfolio is selling credit default protection), however, the Portfolio will generally value the swap at its notional amount. The manner in which certain securities or other instruments are valued by the Portfolios for purposes of applying investment policies and restrictions may differ from the manner in which those investments are valued by other types of investors.

Collateralized Debt Obligations. The Portfolio may invest in collateralized debt obligations ("CDOs"), which includes collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs") and other similarly structured securities. CBOs and CLOs are types of asset-backed securities. A CBO is a trust which is backed by a diversified pool of high risk, below investment grade fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans.

For both CBOs and CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically have higher ratings and lower yields than their underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO or CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO or CLO securities as a class.

The risks of an investment in a CDO depend largely on the type of the collateral securities and the class of the CDO in which a Portfolio invests. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Portfolios as illiquid securities, however an active dealer market may exist for CDOs allowing a CDO to qualify for Rule144A transactions. In addition to the normal risks associated with fixed income securities discussed elsewhere in this Prospectus and the Fund's SAI (e.g., interest rate risk and default risk), CDOs carry additional risks including, but are not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the Portfolio may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

AST Target Maturity Portfolios:

AST Bond Portfolio 2015
AST Bond Portfolio 2016
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021

Investment Objectives: To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.

AST Investment Grade Bond Portfolio

Investment Objective: To seek to maximize total return, consistent with the preservation of capital and liquidity needs. As set forth above, total return is comprised of current income and capital appreciation.

Principal Investment Policies and Risks of the Target Maturity Portfolios.
Under normal market conditions, each Target Maturity Portfolio will invest at least 80% of its investable assets in bonds. For purposes of this 80% policy, bonds include: (i) all debt securities and all fixed-income securities, excluding preferred stock, issued by both government and non-government issuers, and (ii) all derivatives and synthetic instruments that have economic characteristics that are similar to such debt securities and such fixed-income securities. The above-described 80% policy is a non-fundamental investment policy of each Target Maturity Portfolio and may be changed by the Board without shareholder approval. Each Target Maturity Portfolio, however, will provide 60 days' prior written notice to shareholders of any change in its 80% policy as described above. As used in this Prospectus, the term "investable assets" refers to a Portfolio's net assets plus any borrowings for investment purposes. A Portfolio's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions.

Each Target Maturity Portfolio will be managed to mature in the year identified in its name in order to match the related liability under certain living benefit programs. As a result, each Target Maturity Portfolio's duration and weighted average maturity will be different. For example, the AST Bond Portfolio 2021 will have a longer duration and a longer weighted average maturity than the AST Bond Portfolio 2015, the AST Bond Portfolio 2016, the AST Bond Portfolio 2018, the AST Bond Portfolio 2019, and the AST Bond Portfolio 2020. In addition, each Target Maturity Portfolio's duration and weighted average maturity will decline over time as the relevant maturity date approaches. To that end, PIM expects to maintain the duration of each Target Maturity Portfolio within +/– 0.50 years of the secondary benchmark index for that Target Maturity Portfolio. On or about a Target Maturity Portfolio's maturity date, all of the securities held by that Target Maturity Portfolio will be sold and all of the outstanding shares of beneficial interest of that Target Maturity Portfolio will be redeemed. Proceeds from that redemption will be reallocated in accordance with the procedures applicable to the contact owner's variable contract.

PIM currently intends to maintain an overall weighted average credit quality rating of A- or better for each Target Maturity Portfolio. This target overall credit quality for each Target Maturity Portfolio will be based on ratings as of the date of purchase. In the event a Target Maturity Portfolio's overall credit quality drops below A- due to downgrades of individual portfolio securities, PIM will take appropriate action based upon the relevant facts and circumstances.

Investment Policies and Risks of the Investment Grade Bond Portfolio
Under normal market conditions, the Investment Grade Bond Portfolio will invest at least 80% of its investable assets in investment grade bonds. For purposes of this 80% policy, investment grade bonds include: (i) all debt securities and all fixed-income securities, excluding preferred stock, that are issued by both government and non-government issuers and rated BBB or higher by S&P, Baa or higher by Moody's, BBB or higher by Fitch or, if unrated, are determined by PIM to be of comparable quality, and (ii) all derivatives and synthetic instruments that have economic characteristics that are similar to debt securities and fixed-income securities with such ratings. All references in this Prospectus to the ratings categories used for determining what constitutes an investment grade bond are without regard to gradations within those categories. PIM currently intends to maintain an overall weighted average credit quality rating of A- or better for the Investment Grade Bond Portfolio. This target overall credit quality for the Investment Grade Bond Portfolio will be based on ratings as of the date of purchase. In the event the Investment Grade Bond Portfolio's overall credit quality drops below A- due to downgrades of individual portfolio securities, PIM will take appropriate action based upon the relevant facts and circumstances.

Principal Investments of the Portfolios
General. PIM has a team of fixed-income professionals, including credit analysts and traders, with experience in many sectors of the U.S. and foreign fixed-income securities markets. The Subadviser will use equalitative and quantitative analysis to evaluate each bond issue considered for a Portfolio. In selecting portfolio securities for a Portfolio, PIM will consider economic conditions and interest rate fundamentals. The Subadviser will also evaluate individual issues within each bond sector based upon their relative investment merit and will consider factors such as yield and potential for price appreciation as well as credit quality, maturity and risk.

Each Portfolio will seek to achieve its investment objective by investing in a diversified portfolio of high-quality bonds and other securities and instruments. To that end, each Portfolio will emphasize investments in several different types of securities and financial instruments, including, without limitation: (i) U.S. Government securities; (ii) certain debt obligations issued or guaranteed by the U.S. Government and government-related entities, including mortgage-related securities; (iii) privately-issued mortgage-related and asset-backed securities; (iv) debt obligations of U.S. corporate issuers; and (v) derivatives and synthetic instruments that have economic characteristics that are similar to these types of securities and obligations. Each Portfolio also may invest up to 50% of its total assets in U.S. dollar-denominated debt securities issued in the United States by certain foreign issuers (referred to herein as Yankee obligations).

U.S. Government Securities. U.S. Government securities include debt obligations issued by the U.S. Treasury. Treasury securities are all backed by the full faith and credit of the U.S. Government, which means that payment of interest and principal is guaranteed, but yield and market value are not. The Portfolios may also acquire U.S. Government securities in the form of custodial receipts that show ownership of future interest payments, principal payments or both on certain U.S. Treasury notes or bonds. Such notes or bonds are held in custody by a bank on behalf of the owners. These custodial receipts are commonly referred to as Treasury strips.

Other Debt Obligations Issued or Guaranteed by the U.S. Government and Government-Related Entities. Securities issued by agencies of the U.S. Government or instrumentalities of the U.S. Government, including those which are guaranteed by Federal agencies or instrumentalities, may or may not be backed by the full faith and credit of the United States. Obligations of Government National Mortgage Association (GNMA or Ginnie Mae), the Farmers Home Administration, the Export-Import Bank, and the Small Business Administration are backed by the full faith and credit of the United States. Obligations of the Federal National Mortgage Association (FNMA or Fannie Mae), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal Home Loan Bank, the Tennessee Valley Authority and the United States Postal Service are not backed by the full faith and credit of the U.S. Government. In the case of securities not backed by the full faith and credit of the United States, a Portfolio generally must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitments. The yield and market value of these securities are not guaranteed by the U.S. government or the relevant government sponsored enterprise.

Most mortgage-backed securities are issued by federal government agencies such as Ginnie Mae, or by government sponsored enterprises such as Freddie Mac or Fannie Mae. Principal and interest payments on mortgage-backed securities issued by the federal government and some Federal government agencies, such as Ginnie Mae, are guaranteed by the Federal government and backed by the full faith and credit of the United States. Mortgage-backed securities issued by other government agencies or government sponsored enterprises, such as Freddie Mac or Fannie Mae, are backed only by the credit of the government agency or enterprise and are not backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are authorized to borrow from the U.S. Treasury to meet their obligations. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government-sponsored enterprises in the future. Private mortgage-backed securities are issued by private corporations rather than government agencies and are subject to credit risk and interest rate risk. The risks associated with investments in mortgage-related securities, particularly credit risk and liquidity risk, are heightened for investments in sub-prime mortgage-related securities.

Fannie Mae and Freddie Mac hold or guarantee approximately $5 trillion worth of mortgages. The value of the companies' securities has fallen sharply in 2008 due to concerns that the firms do not have sufficient capital to offset losses resulting from the mortgage crisis. In mid-2008, the U.S. Treasury Department was authorized to increase the size of home loans in certain residential areas Fannie Mae and Freddie Mac could buy, and until 2009, to lend Fannie Mae and Freddie Mac emergency funds and to purchase the entities' stock. On September 6, 2008, at the request of the Secretary of the U.S. Treasury, the Chairman of the Board of Governors of the Federal Reserve and the Director of the FHFA, each of Freddie Mac's and Fannie Mae's boards of directors adopted resolutions consenting to putting the respective companies into conservatorship. After obtaining these consents, the Director of FHFA appointed FHFA as the conservator of each of Fannie Mae and Freddie Mac on September 6, 2008. Fannie Mae and Freddie Mac report that as of November 7, 2008 and November 14, 2008, respectively, the conservator for each company has advised them that it has not disaffirmed or repudiated any contracts entered into by Fannie Mae or Freddie Mac prior to its appointment as conservator. The effect that this conservatorship will have on the companies' debt and equities is unclear. Each of Fannie Mae and Freddie Mac has been the subject of investigations by federal regulators over certain accounting matters. Such investigations, and any resulting restatements of financial statements, may adversely affect the guaranteeing entity and, as a result, the payment of principal or interest on these types of securities.

Privately-Issued Mortgage-Related and Asset-Backed Securities. Each Portfolio may also invest in privately issued mortgage-related securities. Privately issued mortgage-related securities are issued by private corporations rather than government agencies or government-sponsored enterprises. Privately issued mortgage-related securities are not guaranteed by U.S. governmental entities and generally have one or more types of credit enhancement to ensure timely receipt of payments and to protect against default. Mortgage-related securities and CMOs are subject to credit risk, interest rate risk, liquidity risk, valuation risk, prepayment risk, and extension risk. These risks are described in greater detail under the caption "Certain Risk Factors and Investment Methods."

Mortgage-related securities are usually pass-through instruments that pay investors a share of all interest and principal payments from an underlying pool of fixed or adjustable rate mortgages. Mortgage pass-through securities include collateralized mortgage obligations, real estate mortgage investment conduits, multi-class pass-through securities, stripped mortgage-backed securities and balloon payment mortgage-backed securities. A CMO is a security backed by an underlying portfolio of mortgages or mortgage-backed securities that may be issued or guaranteed by a bank or by U.S. governmental entities. CMOs rely on assumptions about the timing of cash flows on the underlying mortgages, including expected prepayment rates. The primary risk of a CMO is that these assumptions are wrong, which would either shorten or lengthen the bond's maturity. A REMIC is a security issued by a U.S. Government agency or private issuer and secured by real property. REMICs consist of classes of regular interest, some of which may be adjustable rate, and a single class of residual interests. None of the Portfolios intends to invest in residual interests. A multi-class pass-through security is an equity interest in a trust composed of underlying mortgage assets. Payments of principal of and interest on the mortgage assets and any reinvestment income thereon provide funds to pay debt service on the CMO or to make scheduled distributions on the multi-class pass-through security. An MBS strip may be issued by U.S. governmental entities or by private institutions. MBS strips take the pieces of a debt security (principal and interest) and break them apart. The resulting securities may be sold separately and may perform differently. Each Portfolio may also invest in balloon payment mortgage-backed securities, which are amortizing mortgage securities offering payments of principal and interest, the last payment of which is predominantly principal.

Asset-Backed Securities. Asset-backed securities directly or indirectly represent a participation interest in, or are secured by and payable from, a stream of payments generated by particular assets such as motor vehicle or credit card receivables. Payments of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the entities issuing the securities. Asset-backed securities may be classified as pass-through certificates or collateralized obligations.

Pass-through certificates are asset-backed securities that represent an undivided fractional ownership interest in an underlying pool of assets. Pass-through certificates usually provide for payments of principal and interest to be passed through to their holders, usually after deduction for certain costs and expenses incurred in administering the pool. Because pass-through certificates represent an ownership interest in the underlying assets, the holders thereof bear directly the risk of any defaults by the obligors on the underlying assets not covered by any credit support.

Asset-backed securities issued in the form of debt instruments, also known as collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs), are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Such assets are most often trade, credit card or automobile receivables. The assets collateralizing such asset-backed securities are pledged to a trustee or custodian for the benefit of the holders thereof. Such issuers generally hold no assets other than those underlying the asset-backed securities and any credit support provided. As a result, although payments on such asset-backed securities are obligations of the issuers, in the event of defaults on the underlying assets not covered by any credit support, the issuing entities are unlikely to have sufficient assets to satisfy their obligations on the related asset-backed securities.

Asset-backed securities, CDOs, and CLOs are subject to credit risk, liquidity risk, valuation risk, prepayment risk, and extension risk. These risks are described in greater detail under the caption "Certain Risk Factors and Investment Methods."

Corporate Debt Obligations. Each Portfolio also may invest in the bonds of corporations. For purposes of this policy, the term "corporations" includes all non-government issuers. Corporate bonds are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity. When interest rates rise, the value of corporate bonds can be expected to decline. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.

Derivative Strategies. PIM may use various derivative strategies to try to improve each Portfolio's investment returns. PIM may also use hedging techniques to try to protect each Portfolio's assets. Each portfolio cannot guarantee that these strategies and techniques will work, that the instruments necessary to implement these strategies and techniques will be available, or that the Portfolio will not lose money.

A derivative is a financial instrument, the value of which depends upon, or is derived from, the value of an underlying asset, interest rate, or index. The use of derivatives—including, without limitation, futures, foreign currency forward contracts, options on futures and various types of swaps—involves costs and can be volatile. With derivatives, PIM will try to predict if the underlying investment—a security, market index, currency, interest rate, or some other benchmark, will go up or down at some future date. PIM may use derivatives to try to reduce risk or to increase return consistent with the Portfolio's overall investment objectives. PIM will consider other factors (such as cost) in deciding whether to employ any particular strategy or technique, or use any particular instrument. Any derivatives PIM may use may not match or offset a Portfolio's underlying positions and this could result in losses to the Portfolio that would not otherwise have occurred. Derivatives that involve leverage could magnify losses.

Other Investments and Strategies of the Portfolios
In addition to the principal strategies, PIM also may use the following investments and strategies to try to increase a Portfolio's returns or protect its assets if market conditions warrant.

Junk Bonds. Each Portfolio may invest up to 10% of its investable assets in non-investment grade bonds (also referred to herein as high-yield debt securities or junk bonds). Non-investment grade bonds are debt securities that are rated BB or lower by S&P, Ba or lower by Moody's, BB or lower by Fitch or, if unrated, are determined by PIM to be of comparable quality. If the rating of a debt obligation is downgraded after a Portfolio purchases it (or if the debt obligation is no longer rated), the Portfolio will not be required to sell that security, but will take this fact into consideration in deciding whether the Portfolio should continue to hold the security. As set forth above, all references in this Prospectus to the ratings categories for determining what constitutes a non-investment grade bond are without regard to gradations within those categories.

Zero Coupon Bonds, Pay-in-Kind (PIK) and Deferred Payment Securities. Each Portfolio may invest in zero coupon bonds, pay-in-kind (PIK) or deferred payment securities. Zero coupon bonds do not pay interest during the life of the security. An investor purchases the security at a price that is less than the amount the investor will receive when the borrower repays the amount borrowed (face value). PIK securities pay interest in the form of additional securities. Deferred payment securities pay regular interest after a predetermined date. A Portfolio will record the amount these securities rise in price each year (phantom income) for accounting and federal income tax purposes, but does not receive income currently. Because each Portfolio generally distributes income to its shareholders each year, in certain circumstances, the Portfolio may have to dispose of its portfolio securities under disadvantageous conditions or borrow to generate enough cash to distribute phantom income and the value of the paid-in-kind interest.

Short Sales. Each Portfolio may make short sales of a security. This means that a Portfolio may sell a security that it does not own, which it may do, for example, when PIM thinks the value of the security will decline. A Portfolio generally will borrow the security to deliver to the buyers in a short sale. The Portfolio must then replace the borrowed security by purchasing it at the market price at the time of replacement. Short sales involve costs and risk. The Portfolio must pay the lender any dividends or interest that accrues on the security it borrows, and the Portfolio will lose money if the price of the security increases between the time of the short sale and the date when the Portfolio replaces the borrowed security. Each Portfolio also may make short sales "against the box." In a short sale "against the box," a Portfolio owns or has the right to acquire the security at no additional cost through conversion or exchange of other securities it owns. When selling short against the box, the Portfolio gives up the opportunity for capital appreciation of the security.

Convertible Securities and Preferred Stock. Each Portfolio may invest in convertible securities, which include preferred stocks and debt securities of a corporation that may be converted into underlying shares of common stock either because they have warrants attached or otherwise permit the holder to buy common stock of the corporation at a set price. Convertible securities provide an income stream (usually lower than non-convertible bonds) and give investors opportunities to participate in the capital appreciation of the underlying common stock. Convertible securities typically offer greater potential for appreciation than nonconvertible debt securities. Each Portfolio will sell common stock received upon conversion.

Repurchase Agreements. Each Portfolio may use repurchase agreements, where a party agrees to sell a security to the Portfolio and then repurchases it at an agreed-upon price at a stated time. This creates a fixed return for a Portfolio, and is, in effect, a loan by that Portfolio.

Reverse Repurchase Agreements. Each Portfolio may use reverse repurchase agreements, where the Portfolio sells a security with an obligation to repurchase it at an agreed-upon price and time. Reverse repurchase agreements that involve borrowing to take advantage of investment opportunities, a practice known as leverage, could magnify losses. If a Portfolio borrows money to purchase securities and those securities decline in value, then the value of the Portfolio's shares will decline faster than if the Portfolio were not leveraged. In addition, interest costs and investment fees relating to leverage may exceed potential investment gains.

Dollar Rolls. Each Portfolio may enter into dollar rolls in which the relevant Portfolio sells securities to be delivered in the current month and repurchases substantially similar (same type and coupon) securities to be delivered on a specified future date by the same party. The Portfolio is paid the difference between the current sales price and the forward price for the future purchase as well as the interest earned on the cash proceeds of the initial sale.

Bank Loans. Each Portfolio may invest in bank loans. Bank loans include fixed and floating rate loans that are privately negotiated between a corporate borrower and one or more financial institutions, including, but not limited to, term loans, revolvers, delayed draw loans, synthetic letters of credit, and other instruments issued in the bank loan market. Each Portfolio may acquire interests in loans directly (by way of assignment from the selling institution) or indirectly (by way of the purchase of a participation interest from the selling institution). Under a bank loan assignment, a Portfolio generally will succeed to all the rights and obligations of an assigning lending institution and becomes a lender under the loan agreement with the relevant borrower in connection with that loan. Under a bank loan participation, the Portfolio generally will have a contractual relationship only with the lender, not with the relevant borrower. As a result, a Portfolio generally will have the right to receive payments of principal, interest, and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the relevant borrower.

When-Issued and Delayed-Delivery Securities. Each Portfolio may purchase securities, including money market obligations or other obligations on a when-issued or delayed-delivery basis. When a Portfolio makes this type of purchase, the price and interest rate are fixed at the time of purchase, but delivery and payment for the obligations take place at a later time. The Portfolio will not earn interest income until the date the obligations are delivered.

Money Market Instruments. Each Target Maturity Portfolio may invest in money market instruments, including commercial paper of a U.S. or foreign company, foreign government securities, certificates of deposit, bankers' acceptances, time deposits of domestic and foreign banks, and obligations issued or guaranteed by the U.S. government or its agencies. These obligations may be U.S. dollar-denominated or denominated in a foreign currency. Money market instruments typically have a maturity of one year or less as measured from the date of purchase. Each Target Maturity Portfolio also may invest in shares of affiliated money market funds or short-term bond funds.

Futures Contracts and Related Options. Each Portfolio may purchase and sell financial futures contracts and related options on financial futures. A futures contract is an agreement to buy or sell a set quantity of an underlying asset at a future date, or to make or receive a cash payment based on the value of a securities index, or some other asset, at a stipulated future date. The terms of futures contracts are standardized. In the case of a financial futures contract based upon a broad index, there is no delivery of the securities comprising the underlying index, margin is uniform, a clearing corporation or an exchange is the counterparty and the relevant Portfolio makes daily margin payments based on price movements in the index. An option gives the purchaser the right to buy or sell securities or currencies, or in the case of an option on a futures contract or an option on a swap, the right to buy or sell a futures contract or swap, respectively, in exchange for a premium.

Swap Transactions. Each Portfolio may enter into swap transactions. Swap agreements are two-party contracts entered into primarily by institutional investors for periods typically ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. There are various types of swaps, including but not limited to, credit default swaps, interest rate swaps, total return swaps and index swaps.

Swap Options. Each Portfolio may enter into swap options. A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. For more information about these strategies, see the Statement of Additional Information (SAI).

Options on Securities and Financial Indexes. Each Portfolio may purchase and sell put and call options on securities and financial indexes traded on U.S. or foreign securities exchanges, on the NASDAQ Stock Market or in the over-the-counter market. An option gives the purchaser the right to buy or sell securities in exchange for a premium. The Portfolios will sell only covered options. For more information about the Portfolios' use of options, see the SAI.

Options. Each Portfolio may purchase and sell put and call options on debt securities, swaps, and currencies traded on U.S. or foreign securities exchanges or in the over-the-counter market. An option gives the purchaser the right to buy or sell securities, swaps or such currencies in exchange for a premium. The options may be on debt securities, aggregates of debt securities, financial indexes, U.S. government securities, foreign government securities, swaps and foreign currencies. Each Portfolio will sell only covered options. Covered options are described in the SAI.

TRACERS and TRAINS. Tradable Custodial Receipts or TRACERS represent an interest in a basket of investment grade corporate credits. Targeted Return Index Securities or TRAINS represent an interest in a basket of high yield securities of varying credit quality. Interests in TRACERS and TRAINS provide a cost-effective alternative to purchasing individual issues.

Asset Segregation for Derivative Strategies. As an open-end investment company registered with the Commission, the Portfolio is subject to the federal securities laws, including the 1940 Act, related rules, and various Commission and Commission staff positions. In accordance with these positions, with respect to certain kinds of derivatives, each Portfolio must "set aside" (referred to sometimes as "asset segregation") liquid assets, or engage in other Commission - or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to "cash-settle," the Portfolio must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, the Portfolio is permitted to set aside liquid assets in an amount equal to the Portfolio's daily marked-to-market (net) obligations, if any (i.e., the Portfolio's daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, the Portfolio will have the ability to employ leverage to a greater extent than if the Portfolio were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. The Trust reserves the right to modify the Portfolio's asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.

Credit-Linked Securities. Each Portfolio may invest in credit-linked securities. Credit-linked securities are securities that are collateralized by one or more credit default swaps on corporate credits. Each Portfolio has the right to receive periodic interest payments from the issuer of the credit-linked security at an agreed-upon interest rate, and a return of principal at the maturity date.

Yankee Obligations. As set forth above, each Portfolio may invest up to 50% of its total assets in Yankee obligations. Yankee obligations are U.S. dollar-denominated debt securities of foreign corporations issued in the United States and U.S. dollar-denominated debt securities issued or guaranteed as to payment of principal and interest by governments, quasi-governmental entities, government agencies, and other governmental entities of foreign countries and supranational entities, which securities are issued in the United States. Debt securities of quasi-governmental entities are issued by entities owned by either a national, state, or equivalent government or are obligations of a political unit that is not backed by the national government's full faith and credit and general taxing powers.

Additional Strategies. Each Target Maturity Portfolio follows certain policies when it borrows money (each Target Maturity Portfolio can borrow up to 33 1/3% of the value of its total assets); lends its securities to others (each Target Maturity Portfolio can lend up to 33 1/3% of the value of its total assets); and holds illiquid securities (each Target Maturity Portfolio may invest up to 15% of its net assets in illiquid securities, including securities with legal or contractual restrictions on resale, those without a readily available market and repurchase agreements with maturities longer than seven days). PIM will seek to maintain an adequate level of portfolio liquidity for each Target Maturity Portfolio, based on all relevant facts and circumstances, with consideration given to a Target Maturity Portfolio's exposure to illiquid securities in the event the market value of such securities exceeds 15% of the Target Maturity Portfolio's net assets due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities. Each Target Maturity Portfolio is subject to certain other investment restrictions that are fundamental policies, which means they cannot be changed without shareholder approval. For more information about these restrictions, please see the SAI.

AST Dynamic Asset Allocation Portfolios:

AST Aggressive Asset Allocation Portfolio
AST Balanced Asset Allocation Portfolio
AST Capital Growth Asset Allocation Portfolio
AST Preservation Asset Allocation Portfolio
Investment Objective: The investment objective of each Portfolio is to obtain the highest potential total return consistent with its specified level of risk tolerance.

The investment objective and the definition of risk tolerance level are not fundamental policies for any of the Dynamic Asset Allocation Portfolios and, therefore, can be changed by the Board of Trustees of the Fund at any time. The current relative risk tolerance level for each of the Dynamic Asset Allocation Portfolios may be summarized as set forth below:

Principal Investment Policies and Risks. Each of the Dynamic Asset Allocation Portfolios is a "fund of funds." That means that each Dynamic Asset Allocation Portfolio invests primarily in one or more mutual funds in accordance with its own asset allocation strategy. Other mutual funds in which in which one of the Dynamic Asset Allocation Portfolios may invest are collectively referred to as the "Underlying Portfolios." Consistent with the investment objectives and policies of the Dynamic Asset Allocation Portfolios, other mutual funds may from time to timebe added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Dynamic Asset Allocation Portfolios. Currently, the only Underlying Portfolios in which the Dynamic Asset Allocation Portfolios invest are other Portfolios of the Trust and certain money market funds advised by an Investment Manager or one of its affiliates.

Investment Process. The asset allocation strategy for each Dynamic Asset Allocation Portfolio is determined by PI and QMA. As a general matter, QMA begins by constructing a neutral allocation for each Dynamic Asset Allocation Portfolio. Each neutral allocation initially divides the assets for the corresponding Dynamic Asset Allocation Portfolio across three broad-based securities benchmark indexes. These three benchmark indexes are the Russell 3000 Index, the MSCI EAFE Index, and the Barclays Capital U.S. Aggregate Bond Index. The Russell 3000 Index measures the performance of the approximately 3000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the U.S. equity market. The MSCI EAFE Index consists of almost 1,000 stocks in 21 countries outside North and South America, and represents approximately 85% of the total market capitalization in those countries. The Barclays Capital U.S. Aggregate Bond Index covers the U.S. dollar-denominated, investment-grade, fixed-rate, taxable bond market of securities that have at least 1-year until final maturity and that are registered with the Securities and Exchange Commission. This index generally includes U.S. government securities, mortgage-backed securities, asset-backed securities, and corporate securities but generally excludes municipal bonds, bonds with equity-type features (e.g., warrants, convertibility, etc.), private placements, floating-rate issues, and inflation-linked bonds. Generally, the neutral allocation for the more aggressive Dynamic Asset Allocation Portfolios will emphasize investments in the equity asset class while the neutral allocation for the more conservative Dynamic Asset Allocation Portfolios will emphasize investments in the debt/money market asset class. The selection of specific combinations of Underlying Portfolios for each Portfolio generally will be determined by PI. PI will employ various quantitative and qualitative research methods to establish weighted combinations of Underlying Portfolios that are consistent with the neutral allocation for each Portfolio. QMA will then perform its own forward-looking assessment of macroeconomic, market, financial, security valuation, and other factors. As a result of this assessment, QMA will further adjust the neutral allocation and the preliminary Underlying Portfolio weights for each Portfolio based upon its views on certain factors, including, but not limited to, the following:

  asset class (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on equity or debt securities)
  geographic focus (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on domestic or international issuers)
  investment style (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on securities with value, growth, or core characteristics)
  market capitalization (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on small-cap, mid-cap, or large-cap issuers); and
  "off-benchmark" factors (e.g., add exposure to asset sub-classes or investment categories generally not captured in the neutral allocation such as real estate, natural resources, global bonds, limited maturity bonds, high-yield bonds (also referred to as "junk bonds"), or cash.

Generally, PI and QMA currently expect that the assets of the Dynamic Asset Allocation Portfolios will be invested as set forth in the table below.

	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Equity Securities	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Debt Securities and Money Market Instruments
AST Agressive Asset Allocation Portfolio	100% (Generally range from 92.5%-100%)	0% (Generally range from 0-7.5%)

	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Equity Securities	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Debt Securities and Money Market Instruments
AST Balanced Asset Allocation Portfolio	60% (Generally range from 52.5%-67.5%)	40% (Generally range from 32.5%-47.5%)

	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Equity Securities	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Debt Securities and Money Market Instruments
AST Capital Growth Asset Allocation Portfolio	75% (Generally range from 67.5%-80%)	25% (Generally range from 20.0%-32.5%)

	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Equity Securities	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Debt Securities and Money Market Instruments
AST Preservation Asset Allocation Portfolio	35% (Generally range from 27.5%-42.5%)	65% (Generally range from 57.5%-72.5%)

PI and QMA currently expect that any changes to the asset allocation and Underlying Portfolio weights will be effected within the above-referenced ranges. Consistent with each Dynamic Asset Allocation Portfolio's principal investment policies, PI and QMA may, however, change the asset allocation and Underlying Portfolio weights both within and beyond such above-referenced ranges at any time in their sole discretion. In addition, PI and QMA may, at any time in their sole discretion, rebalance a Dynamic Asset Allocation Portfolio's investments to cause its composition to match the asset allocation and Underlying Portfolio weights. Although PI and AST Investment serve as the Manager of the Underlying Portfolios, the day-to-day investment management of the Underlying Portfolios is the responsibility of the relevant Subadvisers.

Other Investments. The Dynamic Asset Allocation Portfolios are not limited to investing exclusively in shares of the Underlying Portfolios. Each of these portfolios is now permitted under current law to invest in "securities" as defined under the Investment Company Act of 1940 (the "1940 Act"). Under the 1940 Act and SEC exemptive relief, these Portfolios (among others) may invest in "securities" (e.g. common stocks, bonds, etc.) and futures contracts, options on futures contracts, swap agreements, and other financial and erivative instruments that are not "securities" within the meaning of the 1940 Act (collectively, Other Investments). Up to approximately 5% of each Portfolio's net assets will be allocated to: (i) index futures, other futures contracts, and options thereon to provide liquid exposure to the applicable equity and fixed-income benchmark indices and (ii) cash, money market equivalents, short-term debt instruments, money market funds, and short-term debt funds to satisfy all applicable margin requirements for the futures contracts and to provide additional portfolio liquidity to satisfy large-scale redemptions and any variation margin calls with respect to the futures contracts. This Portfolio may also invest in ETFs for additional exposure to relevant markets.

Principal Risks. The Underlying Portfolio shares in which the Dynamic Asset Allocation Portfolios invest have risks, and the value of those shares will fluctuate. As a result, the performance of a Dynamic Asset Allocation Portfolio depends on how its assets are allocated and reallocated among the Underlying Portfolios and the performance of those Underlying Portfolios. A principal risk of investing in each Dynamic Asset Allocation Portfolio is that the Investment Managers will make less than optimal decisions regarding allocation of assets in the Underlying Portfolios. Because each of the Dynamic Asset Allocation Portfolios generally invests all of its assets in Underlying Portfolios, the risks associated with each Dynamic Asset Allocation Portfolio are closely related to the risks associated with the securities and other investments held by the applicable Underlying Portfolios. The ability of each Dynamic Asset Allocation Portfolio to achieve its investment objective will depend on the ability of the Underlying Portfolios to achieve their investment objectives.

Some of these risks related to the Underlying Portfolios include, but are not limited to, the risks set forth below. Equity securities may decline because the stock market as a whole declines, or because of reasons specific to a company, such as disappointing earnings or changes in its competitive environment. In addition, a Dynamic Asset Allocation Portfolio's level of risk will increase if a significant portion of such Portfolio's assets are allocated to investment in securities of small and medium capitalization companies. The AST Aggressive Asset Allocation Portfolio, the AST Capital Growth Asset Allocation Portfolio, and AST Balanced Asset Allocation Portfolio will be particularly subject to the above-referenced risks because each of them will have significant exposure to Underlying Portfolios that invest primarily in equity securities. Any fixed-income allocation of a Dynamic Asset Allocation Portfolio may be subject to changes in market interest rates and changes in the credit quality of specific issuers. In addition, significant exposure to fixed income securities with intermediate to long maturities could subject a Dynamic Asset Allocation Portfolio to the risk of substantial declines in such Portfolio's share price when there are significant changes in market interest rates. A Dynamic Asset Allocation Portfolio's level of risk will increase if a significant portion of such Portfolio's assets are allocated to investment in lower-rated high yield bonds (also commonly known as "junk bonds") or in foreign securities. The AST Balanced Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio will be particularly subject to the above-referenced risks because each of them will have significant exposure to Underlying Portfolios that invest primarily in fixed-income securities.

For additional information about the risks involved with investing in mutual funds, see this Prospectus under "Principal Risks."

AST Federated Aggressive Growth Portfolio
Investment Objective: to seek capital growth.
Prinicpal Investment Policies and Risks:
The Portfolio will pursue its investment objective, under normal circumstances, by investing primarily in the stocks of small companies that are traded on national security exchanges, NASDAQ stock exchange and on the over-the-counter market. As noted earlier small companies will be defined as companies with market capitalizations similar to companies in the Russell 2000® Index or the Standard & Poor's Small Cap 600 Index. Such definition will be applied at the time of investment and the Portfolio will not be required to sell a stock because the company has grown outside the market capitalization range of small capitalization stocks. Up to 30% of the Portfolio's net assets may be invested in foreign securities, which are typically denominated in foreign currencies. Solely for purposes of complying with this policy an issuer's security will be considered to be a foreign security if the security is denominated in a foreign currency or purchased on a securities exchange outside the United States. Certain securities not included in this definition of foreign securities may still be subject to risks of foreign investing that are described in this prospectus. For example, an issuer that is organized in an offshore jurisdiction but who has its principal place of business or whose securities are traded principally on a securities exchange in the United States will not be considered a foreign security for purposes of this policy but may still be subject to risks associated with foreign securities.

The Federated Kaufmann Team ("Kaufmann") process for selecting investments is bottom-up and growth-oriented. There is an emphasis on individual stock selection rather than trying to time the highs and lows of the market or concentrating in certain industries or sectors. Kaufmann assesses individual companies from the perspective of a long-term investor. Kaufmann seeks to purchase stocks of companies that it believes: are profitable and leaders in the industry; have distinct products and services which address substantial markets; can rapidly grow annual earnings over the next three to five years; or have superior proven management and solid balance sheet.

As with any fund investing primarily in equity securities, the Portfolio is subject to the risk that the value of equity securities in the Portfolio will decline. These declines may occur in the form of a sustained trend or a drastic movement. The prices of individual portfolio stocks will fluctuate because of factors specific to that company or because of changes in stock valuations generally.

Because of the Portfolio's emphasis on small company growth stocks, the Portfolio will likely be subject to a degree of risk and share price fluctuation greater than that of many other equity funds. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock and the more volatile its price. Companies with smaller market capitalizations also tend to have unproven track records, a limited product or service base and limited access to capital.

Due to their relatively high valuations, growth stocks are typically more volatile than value stocks. For instance, the price of a growth stock may experience a larger decline on a forecast of lower earnings, a negative fundamental development, or an adverse market development. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends. In addition, the Portfolio's level of risk and share price fluctuation may increase to the extent it emphasizes investments in the securities of foreign companies.

Other Investments:

Short Sales. The Portfolio may make short sales of securities listed on one or more national exchanges or on the NASDAQ stock exchange. A short sale means selling a security the Portfolio does not own to take advantage of an anticipated decline in the stock's price. Once the Portfolio sells the security short, it has an obligation to replace the borrowed security. If it can buy the security back at a lower price, a profit results. In no event will the Portfolio engage in short sales transactions if it would cause the market value of all of the Portfolio's securities sold short to exceed 25% of its net assets. The value of the securities of any one issuer that may be shorted by the Portfolio is limited to the lesser of 2% of the value of the Portfolio's net assets or 2% of the securities of any class of the issuer. The Portfolio may also "sell short against the box," i.e., the Portfolio owns securities identical to those sold short. Short sales against the box are not subject to the 25% limitation. A capital gain is recognized immediately upon entering into a short sale against the box with respect to an appreciated security. Short sales are speculative in nature, and may reduce returns or increase volatility.

Derivatives. The Portfolio may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, the Portfolio may use derivatives contracts and/or hybrid instruments to increase or decrease the allocation of the portfolio to securities, currencies, or types of securities in which the Portfolio may invest directly. The Portfolio may also, for example, use derivative contracts to:

  Obtain premiums from the sale of derivative contracts;
  Realize gains from trading a derivative contract; or
  Hedge against potential losses.

There can be no assurance that the Portfolio's use of derivative contracts or hybrid instruments will work as intended.

The Portfolio may buy or sell call and put options. The Portfolio may also buy or sell financial futures (such as currency futures, index futures and security futures) as well as currency forward contracts. The Portfolio may also invest in interest rate swaps, total return swaps, credit default swaps, currency swaps, and caps and floors.

Depositary Receipts. Depositary receipts represent interests in underlying securities issued by a foreign company. Depositary receipts are not traded in the same market as the underlying security. The foreign securities underlying American Depositary Receipts (ADRs) are traded outside the United States. ADRs provide a way to buy shares of foreign-based companies in the United States rather than in overseas markets. ADRs are also traded in U.S. dollars, eliminating the need for foreign exchange transactions. The foreign securities underlying the European Depositary Receipts (EDRs), Global Depositary Receipts (GDRs), and International Depositary Receipts (IDRs), are traded globally or outside the United States. Depositary receipts involve many of the same risks of investing directly in foreignsecurities, including the currency risks and risks of foreign investing.

HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS

Purchasing and Redeeming Shares of the Portfolios

The way to invest in the Portfolios is through certain variable life insurance and variable annuity contracts. Together with this prospectus, you should have received a prospectus for such a Contract. You should refer to that prospectus for further information on investing in the Portfolios.

Shares are redeemed for cash within seven days of receipt of a proper notice of redemption or sooner if required by law. There is no redemption charge. We may suspend the right to redeem shares or receive payment when the New York Stock Exchange (NYSE) is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.

Redemption in Kind

The Fund may pay the redemption price to shareholders of record (generally, the insurance company separate accounts holding Fund shares) in whole or in part by a distribution in-kind of securities from the relevant investment portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission (SEC) and procedures adopted by the Fund's Board of Trustees. Securities will be readily marketable and will be valued in the same manner as in a regular redemption.

If shares are redeemed in kind, the recipient will incur transaction costs in converting such assets into cash. These procedures govern the redemption by the shareholder of record, generally an insurance company separate account. The procedures do not affect payments by an insurance company to a contract owner under a variable contract.

Frequent Purchases or Redemptions of Portfolio Shares

The Fund is part of the group of investment companies advised by PI that seeks to prevent patterns of frequent purchases and redemptions of shares by its investors (the "PI funds"). Frequent purchases and redemptions may adversely affect the investment performance and interests of long-term investors in the Portfolios. When an investor engages in frequent or short-term trading, the PI funds may have to sell portfolio securities to have the cash necessary to pay the redemption amounts. This may cause the PI funds to sell Portfolio securities at inopportune times, hurting their investment performance. When large dollar amounts are involved, frequent trading can also make it difficult for the PI funds to use long-term investment strategies because they cannot predict how much cash they will have to invest. In addition, if a PI fund is forced to liquidate investments due to short-term trading activity, it may incur increased transaction and tax costs.

Similarly, the PI funds may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of short-term trading. Moreover, frequent or short-term trading by certain investors may cause dilution in the value of PI fund shares held by other investors. PI funds that invest in foreign securities may be particularly susceptible to frequent trading, because time zone differences among international stock markets can allow an investor engaging in short-term trading to exploit fund share prices that may be based on closing prices of foreign securities established some time before the fund calculates its own share price. PI funds that invest in certain fixed income securities, such as high-yield bonds or certain asset-backed securities, may also constitute effective vehicles for an investor's frequent trading strategies.

The Boards of Directors/Trustees of the PI funds, including the Fund, have adopted policies and procedures designed to discourage or prevent frequent trading by investors. The policies and procedures for the Fund are limited, however, because the Fund does not directly sell its shares directly to the public. Instead, Portfolio shares are sold only to insurance company separate accounts that fund variable annuity contracts and variable life insurance policies (together, the "contracts"). Therefore, the insurance companies purchasing Portfolio shares (the "participating insurance companies"), not the Fund, maintain the individual contract owner account records. Each participating insurance company submits to the Fund's transfer agent daily aggregate orders combining the transactions of many contract owners. Therefore, the Fund and its transfer agent do not monitor trading by individual contract owners.

Under the Fund's policies and procedures, the Fund has notified each participating insurance company that the Fund expects the insurance company to impose restrictions on transfers by contract owners. The current participating insurance companies are Prudential and two insurance companies not affiliated with Prudential. The Fund may add additional participating insurance companies in the future. The Fund receives reports on the trading restrictions imposed by Prudential on variable contract owners investing in the Portfolios, and the Fund monitors the aggregate cash flows received from unaffiliated insurance companies. In addition, the Fund has entered shareholder information agreements with participating insurance companies as required by Rule 22c-2 under the Investment Company Act. Under these agreements, the participating insurance companies have agreed to: (i) provide certain information regarding contract owners who engage in transactions involving Portfolio shares and (ii) execute any instructions from the Fund to restrict or prohibit further purchases or exchanges of Portfolio shares by contract owners who have been identified by the Fund as having engaged in transactions in Portfolio shares that violate the Fund's frequent trading policies and procedures. The Fund and its transfer agent also reserve the right to reject all or a portion of a purchase order from a participating insurance company. If a purchase order is rejected, the purchase amount will be returned to the insurance company.

The Fund also employs fair value pricing procedures to deter frequent trading. Those procedures are described in more detail under "Net Asset Value," below.

Each Fund of Funds invests primarily or exclusively in other Portfolios of the Fund that are not operated as Funds of Funds. These portfolios in which the Funds of Funds invest are referred to as Underlying Fund Portfolios. The policies that have been implemented by the participating insurance companies to discourage frequent trading apply to transactions in Funds of Funds shares. Transactions by the Funds of Funds in Underlying Fund Portfolio shares, however, are not subject to any limitations and are not considered frequent or short-term trading. For example, the Funds of Funds may engage in significant transactions in Underlying Fund Portfolio shares in order to: (i) change their investment focus, (ii) rebalance their investments to match the then-current asset allocation mix, (iii) respond to significant purchases or redemptions of Fund of Funds shares, or (iv) respond to changes required by the underlying contracts. These transactions by the Funds of Funds in Underlying Fund Portfolio shares may be disruptive to the management of an Underlying Fund Portfolio because such transactions may: (i) cause the Underlying Fund Portfolio to sell portfolio securities at inopportune times to have the cash necessary to pay redemption requests, hurting their investment performance, (ii) make it difficult for the Subadvisers for the Underlying Fund Portfolios to fully implement their investment strategies, and (iii) lead to increased transaction and tax costs.

The AST Bond Portfolios 2015, 2016, 2017, 2018, 2019, 2020, and 2021 the AST Investment Grade Bond Portfolio and certain other Portfolios may be used in onnection with certain living benefit programs, including, without limitation, certain "guaranteed minimum accumulation benefit" programs and certain "guaranteed minimum withdrawal benefit" programs. In order for the participating insurance companies to manage the guarantees offered in connection with these benefit programs, the insurance companies generally: (i) limit the number and types of variable sub-accounts in which contract holders may allocate their account values (referred to in this Prospectus as the Permitted Sub-Accounts) and (ii) require contract holders to participate in certain specialized asset transfer programs. Under these asset transfer programs, the participating insurance companies will monitor each contract owner's account value from time to time and, if necessary, will systematically transfer amounts among the Permitted Sub-Accounts as dictated by certain non-discretionary mathematical formulas. These mathematical formulas will generally focus on the amounts guaranteed at specific future dates or the present value of the estimated lifetime payments to be made, as applicable.

As an example of how these asset transfer programs will operate under certain market environments, a downturn in the equity markets (i.e., a reduction in a contract holder's account value within the Permitted Sub-Accounts) and certain market return scenarios involving "flat" returns over a period of time may cause participating insurance companies to transfer some or all of such contract owner's account value to a Target Maturity Portfolio or the AST Investment Grade Bond Portfolio. In general terms, such transfers are designed to ensure that an appropriate percentage of the projected guaranteed amounts are offset by assets in investments like the Target Maturity Portfolios or the AST Investment Grade Bond Portfolio.

The above-referenced asset transfer programs are an important part of the guarantees offered in connection with the applicable living benefit programs. Such asset transfers may, however, result in large-scale asset flows into and out of the relevant Portfolios. Such asset transfers could adversely affect a Portfolio's investment performance by requiring the relevant investment adviser or Subadviser to purchase and sell securities at inopportune times and by otherwise limiting the ability of the relevant investment adviser or Subadviser to fully implement the Portfolio's investment strategies. In addition, these asset transfers may result in relatively small asset bases and relatively high transaction costs and operating expense ratios for a Portfolio compared to other similar funds.

Investors seeking to engage in frequent trading activities may use a variety of strategies to avoid detection and, despite the efforts of the Fund and the participating insurance companies to prevent such trading, there is no guarantee that the Fund or the participating insurance companies will be able to identify these investors or curtail their trading practices. Therefore, some Fund investors may be able to engage in frequent trading, and, if they do, the other Fund investors would bear any harm caused by that frequent trading. The Fund does not have any arrangements intended to permit trading in contravention of the policies described above.

For information about the trading limitations applicable to you, please see the prospectus for your contract or contact your insurance company.

Net Asset Value

Any purchase or sale of Portfolio shares is made at the net asset value, or NAV, of such shares. The price at which a purchase or redemption is made is based on the next calculation of the NAV after the order is received in good order. The NAV of each share class of each Portfolio is determined on each day the NYSE is open for trading as of the close of the exchange's regular trading session (which is generally 4:00 p.m. New York time). The NYSE is closed on most national holidays and Good Friday. The Fund does not price, and shareholders will not be able to purchase or redeem, the Fund's shares on days when the NYSE is closed but the primary markets for the Fund's foreign securities are open, even though the value of these securities may have changed. Conversely, the Fund will ordinarily price its shares, and shareholders may purchase and redeem shares, on days that the NYSE is open but foreign securities markets are closed.

The securities held by each of the Fund's portfolios are valued based upon market quotations or, if not readily available, at fair value as determined in good faith under procedures established by the Fund's Board of Trustees. The Fund may use fair value pricing if it determines that a market quotation is not reliable based, among other things, on market conditions that occur after the quotation is derived or after the closing of the primary market on which the security is traded, but before the time that the NAV is determined. This use of fair value pricing most commonly occurs with securities that are primarily traded outside of the U.S., because such securities present time-zone arbitrage opportunities when events or conditions affecting the prices of specific securities or the prices of securities traded in such markets generally occur after the close of the foreign markets but prior to the time that a Portfolio determines its NAV.

The Fund may also use fair value pricing with respect to U.S. traded securities if, for example, trading in a particular security is halted and does not resume before a Portfolio calculates its NAV or the exchange on which a security is traded closes early. In addition, fair value pricing is used for securities where the pricing agent or principal market maker does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Manager (or Subadviser) does not represent fair value. Different valuation methods may result in differing values for the same security. The fair value of a portfolio security that a Portfolio uses to determine its NAV may differ from the security's published or quoted price. If a Portfolio needs to implement fair value pricing after the NAV publishing deadline but before shares of the Portfolio are processed, the NAV you receive or pay may differ from the published NAV price. For purposes of computing the Fund's NAV, we will value the Fund's futures contracts 15 minutes after the close of regular trading on the NYSE. Except when we fair value securities, we normally value each foreign security held by the Fund as of the close of the security's primary market.

Fair value pricing procedures are designed to result in prices for a Portfolio's securities and its NAV that are reasonable in light of the circumstances which make or have made market quotations unavailable or unreliable, and to reduce arbitrage opportunities available to short-term traders. There is no assurance, however, that fair value pricing will more accurately reflect the market value of a security than the market price of such security on that day or that it will prevent dilution of a Portfolio's NAV by short-term traders.

The NAV for each of the Portfolios other than the Money Market Portfolio is determined by a simple calculation. It's the total value of a Portfolio (assets minus liabilities) divided by the total number of shares outstanding. The NAV for the Money Market Portfolio will ordinarily remain at $1 per share. (The price of each share remains the same but you will have more shares when dividends are declared.)

To determine a Portfolio's NAV, its holdings are valued as follows:

Equity Securities for which the primary market is on an exchange (whether domestic or foreign) shall be valued at the last sale price on such exchange or market on the day of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities included within the NASDAQ market shall be valued at the NASDAQ official closing price (NOCP) on the day of valuation, or if there was no NOCP issued, at the last sale price on such day. Securities included within the NASDAQ market for which there is no NOCP and no last sale price on the day of valuation shall be valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Equity securities that are not sold on an exchange or NASDAQ are generally valued by an independent pricing agent or principal market maker.

A Portfolio may own securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Portfolios do not price their shares. Therefore, the value of a Portfolio's assets may change on days when shareholders cannot purchase or redeem Portfolio shares.

All short-term debt securities held by the Money Market Portfolio are valued at amortized cost. The amortized cost valuation method is widely used by mutual funds. It means that the security is valued initially at its purchase price and then decreases in value by equal amounts each day until the security matures. It almost always results in a value that is extremely close to the actual market value. The Fund's Board of Trustees has established procedures to monitor whether any material deviation between valuation and market value occurs and if so, will promptly consider what action, if any, should be taken to prevent unfair results to Contract owners.

For each Portfolio other than the Money Market Portfolio, short-term debt securities, including bonds, notes, debentures and other debt securities, and money market instruments such as certificates of deposit, commercial paper, bankers' acceptances and obligations of domestic and foreign banks, with remaining maturities of more than 60 days, for which market quotations are readily available, are valued by an independent pricing agent or principal market maker (if available, otherwise a primary market dealer).

Short-term debt securities with remaining maturities of 60 days or less are valued at cost with interest accrued or discount amortized to the date of maturity, unless such valuation, in the judgment of PI or a Subadviser, does not represent fair value.

Convertible debt securities that are traded in the over-the-counter market, including listed convertible debt securities for which the primary market is believed by PI or a Subadviser to be over-the-counter, are valued at the mean between the last bid and asked prices provided by a principal market maker (if available, otherwise a primary market dealer).

Other debt securities — those that are not valued on an amortized cost basis — are valued using an independent pricing service.

Options on stock and stock indexes that are traded on a national securities exchange are valued at the last sale price on such exchange on the day of valuation or, if there was no such sale on such day, at the mean between the most recently quoted bid and asked prices on such exchange.

Futures contracts and options on futures contracts are valued at the last sale price at the close of the commodities exchange or board of trade on which they are traded. If there has been no sale that day, the securities will be valued at the mean between the most recently quoted bid and asked prices on that exchange or board of trade.

Forward currency exchange contracts are valued at the cost of covering or offsetting such contracts calculated on the day of valuation. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

Over-the-counter (OTC) options are valued at the mean between bid and asked prices provided by a dealer (which may be the counterparty). A Subadviser will monitor the market prices of the securities underlying the OTC options with a view to determining the necessity of obtaining additional bid and ask quotations from other dealers to assess the validity of the prices received from the primary pricing dealer.

Valuation of Private Real Estate-Related Investments. Private real estate-related investments owned by the Global Real Estate Portfolio will be fair valued each day using a methodology set forth in Valuation Policies and Procedures adopted by the Board of the Fund that incorporate periodic independently appraised values of the properties and include an estimate each day of net operating income (which reflects operating income and operating losses) for each property. Estimates of net operating income are adjusted monthly on a going forward basis as actual net operating income is recognized monthly.

An appraisal is an estimate of market value and not a precise measure of realizable value. Generally, appraisals will consider the financial aspects of a property, market transactions and the relative yield for an asset measured against comparable real estate investments. On any day, PREI may recommend to the Board's Valuation Committee an adjustment to the value of a private real estate-related investment based on market events or issuer-specific events that have increased or decreased the realizable value of the security. For example, adjustments may be recommended by PREI for events indicating an impairment of a borrower's or lessee's ability to pay amounts due or events which affect property values of the surrounding area. Other major market events for which adjustments may be recommended by PREI include changes in interest rates, domestic or foreign government actions or pronouncements, suspended trading or closings of stock exchanges, natural disasters or terrorist attacks. There can be no assurance that the factors for which an adjustment may be recommended by PREI will immediately come to the attention of PREI.

Appraised values do not necessarily represent the price at which real estate would sell since market prices of real estate can only be determined by negotiation between a willing buyer and seller. The realizable market value of real estate depends to a great extent on economic and other conditions beyond the control of the Global Real Estate Portfolio.

ADVANCED SERIES TRUST

May 1, 2010

STATEMENT OF ADDITIONAL INFORMATION

AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
AST ADVANCED STRATEGIES PORTFOLIO
AST AGGRESSIVE ASSET ALLOCATION PORTFOLIO
AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO
AST ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO
AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO
AST BALANCED ASSET ALLOCATION PORTFOLIO
AST BOND PORTFOLIO 2015
AST BOND PORTFOLIO 2016
AST BOND PORTFOLIO 2017
AST BOND PORTFOLIO 2018
AST BOND PORTFOLIO 2019
AST BOND PORTFOLIO 2020
AST BOND PORTFOLIO 2021
AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
AST CLS GROWTH ASSET ALLOCATION PORTFOLIO
AST CLS MODERATE ASSET ALLOCATION PORTFOLIO
AST COHEN & STEERS REALTY PORTFOLIO
AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
AST FI PYRAMIS® ASSET ALLOCATION PORTFOLIO
AST FIRST TRUST BALANCED TARGET PORTFOLIO
AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO
AST GLOBAL REAL ESTATE PORTFOLIO
AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO
AST HIGH YIELD PORTFOLIO
AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO
AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO
AST INTERNATIONAL GROWTH PORTFOLIO
AST INTERNATIONAL VALUE PORTFOLIO
AST INVESTMENT GRADE BOND PORTFOLIO
AST JENNISON LARGE CAP GROWTH PORTFOLIO
AST JENNISON LARGE-CAP VALUE PORTFOLIO
AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
AST JPMORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
AST LARGE-CAP VALUE PORTFOLIO
AST LORD ABBETT BOND-DEBENTURE PORTFOLIO
AST MARSICO CAPITAL GROWTH PORTFOLIO
AST MFS GLOBAL EQUITY PORTFOLIO
AST MFS GROWTH PORTFOLIO
AST MID-CAP VALUE PORTFOLIO
AST MONEY MARKET PORTFOLIO
AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO
AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO
AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO
AST PIMCO LIMITED MATURITY BOND PORTFOLIO
AST PIMCO TOTAL RETURN BOND PORTFOLIO
AST PRESERVATION ASSET ALLOCATION PORTFOLIO
AST QMA US EQUITY ALPHA PORTFOLIO
AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
AST SMALL CAP GROWTH PORTFOLIO
AST SMALL CAP VALUE PORTFOLIO
AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
AST T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO
AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
AST VALUE PORTFOLIO
AST WESTERN ASSET CORE PLUS BOND PORTFOLIO

This Statement of Additional Information (SAI) of Advanced Series Trust (the "Fund") is not a prospectus and should be read in conjunction with the Prospectus of the Fund dated May 1, 2010 and can be obtained, without charge, by calling (800) 778-2255 or by writing to the Fund at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. This SAI has been incorporated by reference into the Fund's Prospectus.

The Fund's audited financial statements are incorporated into this SAI by reference to the Fund's 2009 Annual Report (File No. 811-5186). You may request a copy of the Annual Report at no charge by calling the telephone number or writing to the address indicated above.

INFORMATION ABOUT TRUSTEES AND OFFICERS

Information about the Trustees and the Officers of the Fund is set forth below. Trustees who are not deemed to be "interested persons" of the Fund, as defined in the 1940 Act, are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Fund are referred to as "Interested Trustees." The Trustees are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act.

Independent Trustees (1)
Name, Address, Age No. of Portfolios Overseen	Principal Occupation(s) During Past Five Years	Other Directorships Held
Saul K. Fenster, Ph.D. (77) No. of Portfolios Overseen: 80
President Emeritus of New Jersey Institute of Technology (since 2002); formerly President (1978-2002) of New Jersey Institute of Technology; Commissioner (1998-2002) of the Middle States Association Commission on Higher Education; Commissioner (1985-2002) of the New Jersey Commission on Science and Technology; formerly Director (1998-2005) of Society of Manufacturing Engineering Education Foundation; formerly Director of Prosperity New Jersey; formerly a director or trustee of Liberty Science Center, Research and Development Council of New Jersey, New Jersey State Chamber of Commerce, and National Action Council for Minorities in Engineering.

Formerly Director (2000-2006) of IDT Corporation.
Delayne Dedrick Gold (71) No. of Portfolios Overseen: 80	Marketing Consultant (1982-present); formerly Senior Vice President and Member of the Board of Directors, Prudential Bache Securities, Inc.	None
W. Scott McDonald, Jr. (73) No. of Portfolios Overseen: 80
Formerly Management Consultant (1997-2004) and of Counsel (2004-2005) at Kaludis Consulting Group, Inc. (company serving higher education); formerly principal (1995-1997), Scott McDonald Associates; Chief Operating Officer (1991-1995), Fairleigh Dickinson University; Executive Vice President and Chief Operating Officer (1975-1991), Drew University; interim President (1988-1990), Drew University; formerly Director of School, College and University Underwriters Ltd.

None
Thomas T. Mooney (68) No. of Portfolios Overseen: 80
Formerly Chief Executive Officer, Excell Partners, Inc. (2005-2007) formerly President of the Greater Rochester Metro Chamber of Commerce (1976-2004) formerly Rochester City Manager (1973); formerly Deputy Monroe County Executive (1974-1976).

None
Thomas M. O'Brien (59) No. of Portfolios Overseen: 80
President and COO (since November 2006) and CEO (since April 2007) of State Bancorp, Inc. and State Bank; formerly Vice Chairman (January 1997-April 2000) of North Fork Bank; formerly President and Chief Executive Officer (December 1984-December 1996) of North Side Savings Bank; formerly President and Chief Executive Officer (May 2000-June 2006) Atlantic Bank of New York.

Director (since April 2008) of Federal Home Loan Bank of New York; formerly Director (December 1996-May 2000) of North Fork Bancorporation, Inc.; formerly Director (May 2000-April 2006) of Atlantic Bank of New York; Director (since November 2006) of State Bancorp, Inc. (NASDAQ: STBC) and State Bank of Long Island.

F. Don Schwartz (74) No. of Portfolios Overseen: 80
Independent Management/Marketing Consultant (since 2002); formerly CEO and President of AceCo, Inc. (1985-2001) (consulting firm specializing in universal/variable life and variable annuity products); formerly Vice President of The Equitable Life Assurance Society; formerly Guest Insurance Professor at the American College, Louisiana State University, Alabama State University and the Insurance Marketing Institute; Advisor to several state insurance commissioners; a Chartered Life Underwriter, Chartered Financial Consultant and Fellow of the Life Insurance Management Institute.

None.

Interested Trustees (1)
Stephen Pelletier (56) No. of Portfolios Overseen: 61	President of Prudential Annuities (since September 2008); Chairman and CEO, International Investments, Prudential Financial (since January 1998).	None
Robert F. Gunia (63) No. of Portfolios Overseen: 83
Independent Consultant (since October 2009); formerly Chief Administrative Officer (September 1999-September 2009) and Executive Vice President (December 1996-September 2009) of Prudential Investments LLC; formerly Executive Vice President (March 1999-September 2009) and Treasurer (May 2000-September 2009) of Prudential Mutual Fund Services LLC; formerly President (April 1999-December 2008) and Executive Vice President and Chief Operating Officer (December 2008-December 2009) of Prudential Investment Management Services LLC; formerly Chief Administrative Officer, Executive Vice President and Director (May 2003-September 2009) of AST Investment Services, Inc.

Director (since May 1989) of The Asia Pacific Fund, Inc.
Timothy S. Cronin (44) Number of Portfolios Overseen: 61
Chief Investment Officer and Strategist of Prudential Annuities (since January 2004); Director of Investment & Research Strategy (since February 1998); President of AST Investment Services, Inc. (since June 2005).

None.
(1) The year that each Trustee joined the Fund's Board is as follows: Timothy S. Cronin, 2009; Saul K. Fenster, 2003; Delayne Dedrick Gold, 2003; Robert F. Gunia, 2003; W. Scott McDonald, Jr., 2003; Thomas T. Mooney, 2003; Thomas M. O'Brien, 1992; Stephen Pelletier, 2008; F. Don Schwartz, 1992.

Fund Officers (a)(1)
Name, Address and Age Position with the Fund	Principal Occupation(s) During the Past Five Years
Kathryn L. Quirk (57) Chief Legal Officer
Vice President and Corporate Counsel (since September 2004) of Prudential; Executive Vice President, Chief Legal Officer and Secretary (since July 2005) of PI and Prudential Mutual Fund Services LLC; Vice President and Corporate Counsel (since June 2005) and Secretary (since February 2006) of AST Investment Services, Inc.; formerly Senior Vice President and Assistant Secretary (November 2004-August 2005) of PI; formerly Assistant Secretary (June 2005-February 2006) of AST Investment Services, Inc.; formerly Managing Director, General Counsel, Chief Compliance Officer, Chief Risk Officer and Corporate Secretary (1997-2002) of Zurich Scudder Investments, Inc.

Deborah A. Docs (52) Secretary
Vice President and Corporate Counsel (since January 2001) of Prudential; Vice President (since December 1996) and Assistant Secretary (since March 1999) of PI; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

Jonathan D. Shain (51) Assistant Secretary
Vice President and Corporate Counsel (since August 1998) of Prudential; Vice President and Assistant Secretary (since May 2001) of PI; Vice President and Assistant Secretary (since February 2001) of PMFS; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

Claudia DiGiacomo (35) Assistant Secretary	Vice President and Corporate Counsel (since January 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown Wood LLP (1999-2004).
John P. Schwartz (39) Assistant Secretary	Vice President and Corporate Counsel (since April 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown Wood LLP (1997-2005).
Andrew R. French (47) Assistant Secretary
Vice President and Corporate Counsel (since February 2010) of Prudential; formerly Director and Corporate Counsel (2006-2010) of Prudential; Vice President and Assistant Secretary (since January 2007) of PI; Vice President and Assistant Secretary (since January 2007) of PMFS; formerly Senior Legal Analyst of Prudential Mutual Fund Law Department (1997-2006).

Timothy J. Knierim (51) Chief Compliance Officer	Chief Compliance Officer of Prudential Investment Management, Inc. (since July 2007); formerly Chief Risk Officer of PIM and PI (2002-2007) and formerly Chief Ethics Officer of PIM and PI (2006-2007).
Valerie M. Simpson (51) Deputy Chief Compliance Officer	Chief Compliance Officer (since April 2007) of PI and AST Investment Services, Inc.; formerly Vice President-Financial Reporting (June 1999-March 2006) for Prudential Life and Annuities Finance.
Theresa C. Thompson (47) Deputy Chief Compliance Officer	Vice President, Compliance, PI (since April 2004); and Director, Compliance, PI (2001 - 2004).
Noreen M. Fierro (45) Anti-Money Laundering Compliance Officer
Vice President, Corporate Compliance (since May 2006) of Prudential; formerly Corporate Vice President, Associate General Counsel (April 2002-May 2005) of UBS Financial Services, Inc., in their Money Laundering Prevention Group; Senior Manager (May 2005-May 2006) of Deloitte Financial Advisory Services, LLP, in their Forensic and Dispute Services, Anti-Money Laundering Group.

Grace C. Torres (50) Treasurer and Principal Financial and Accounting Officer
Assistant Treasurer (since March 1999) and Senior Vice President (since September 1999) of PI; Assistant Treasurer (since May 2003) and Vice President (since June 2005) of AST Investment Services, Inc.; Senior Vice President and Assistant Treasurer (since May 2003) of Prudential Annuities Advisory Services, Inc.; formerly Senior Vice President (May 2003-June 2005) of AST Investment Services, Inc.

M. Sadiq Peshimam (46) Assistant Treasurer	Vice President (since 2005) of Prudential Investments LLC.
Peter Parrella (51) Assistant Treasurer	Vice President (since 2007) and Director (2004-2007) within Prudential Mutual Fund Administration; formerly Tax Manager at SSB Citi Fund Management LLC (1997-2004).
Alan Fu (53) Assistant Treasurer	Vice President and Corporate Counsel - Tax, Prudential Financial, Inc. (since October 2003).
(a) Excludes Mr. Pelletier and Mr. Cronin, interested Board Members who also serve as President and Vice President, respectively.

(1) The year in which each individual became an Officer of the Fund is as follows: Kathryn L. Quirk, 2005; Deborah A. Docs, 2005; Jonathan D. Shain, 2005; Claudia DiGiacomo, 2005; John P. Schwartz, 2006; Andrew R. French, 2006; Timothy J. Knierim, 2007; Valerie M. Simpson, 2007; Theresa C. Thompson, 2008; Noreen M. Fierro, 2006; Grace C. Torres, 2003; Peter Parrella, 2007; M. Sadiq Peshimam, 2006; Alan Fu, 2006.

Explanatory Notes to Tables:

Trustees are deemed to be "Interested", as defined in the 1940 Act, by reason of their affiliation with Prudential Investments LLC and/or an affiliate of Prudential Investments LLC. Stephen Pelletier and Timothy Cronin are Interested Trustees because they are employed by an affiliate of the Manager of the Fund. Robert F. Gunia will be considered an Interested Trustee for at least two years after his retirement from employment by the Manager and its affiliates (which was on or about October 21, 2009). He will also be an Interested Trustee as long as he holds a beneficial interest in securities issued by the Manager or its affiliates.

Unless otherwise noted, the address of all Trustees and Officers is c/o Prudential Investments LLC, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102.

There is no set term of office for Trustees or Officers. The Independent Trustees have adopted a retirement policy, which calls for the retirement of Trustees on December 31 of the year in which they reach the age of 78, provided that the Board may extend the retirement age on a year-by-year basis for a Trustee.

"Other Directorships Held" includes only directorships of companies required to register or file reports with the SEC under the Securities Exchange Act of 1934 (that is, "public companies") or other investment companies registered under the 1940 Act.

"No. of Portfolios Overseen" includes all investment companies managed by Prudential Investments LLC (PI) and/or AST Investment Services, Inc. (ASTI) (collectively, the Manager) that are overseen by the Trustee. The investment companies for which PI and/or ASTI serves as Manager include The Prudential Variable Contract Accounts, The Prudential Series Fund, Advanced Series Trust and Prudential's Gibraltar Fund, Inc.

Compensation of Trustees and Officers. Pursuant to a Management Agreement with the Fund, the Manager pays all compensation of Trustees, officers and employees of the Fund, other than the fees and expenses of Trustees who are not affiliated persons of the Manager or any subadviser ("Non-Management Trustees"). Non-Management Trustees include the Independent Trustees and Trustees that are no longer employees of the Manager. The Fund pays each of its Non-Management Trustees annual compensation in addition to certain out-of-pocket expenses. Trustees who serve on Board Committees may receive additional compensation. The amount of annual compensation paid to each Trustee may change as a result of the introduction of additional portfolios or funds on whose Boards the Trustee may be asked to serve.

Non-Management Trustees may defer receipt of their fees pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues deferred Trustees' fees daily which, in turn, accrue interest at a rate equivalent to the prevailing rate to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, at the daily rate of return of one or more funds managed by Prudential Investments LLC chosen by the Trustee. Payment of the interest so accrued is also deferred and becomes payable at the option of the Trustee. The Fund's obligation to make payments of deferred Trustees' fees, together with interest thereon, is a general obligation of the Fund. The Fund does not have a retirement or pension plan for its Trustees.

The following table sets forth the aggregate compensation paid by the Fund for the Fund's most recently completed fiscal year to the Non-Management Trustees for service on the Fund's Board, and the Board of any other investment company in the Fund Complex for the most recently completed calendar year. Trustees and officers who are "interested persons" of the Fund (as defined in the 1940 Act) do not receive compensation from the Fund Complex and therefore are not shown in the following table.

Compensation Received by Trustees
Name	Aggregate Fiscal Year Compensation from Fund (1)	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex for Most Recent Calendar Year
Saul K. Fenster	$143,350	None	None	$220,000 (3/81)*
Delayne Dedrick Gold	$143,350	None	None	$220,000 (3/81)*
Robert F. Gunia (2)	$21,950	None	None	$30,000 (3/81)*
W. Scott McDonald, Jr.**	$155,900	None	None	$240,000 (3/81)*
Thomas T. Mooney**	$174,790	None	None	$270,000 (3/81)*
Thomas M. O'Brien**	$155,900	None	None	$240,000 (3/81)*
F. Don Schwartz**	$130,710	None	None	$200,000 (3/81)*
Timothy Cronin	None	None	None	None
Stephen Pelletier	None	None	None	None
Explanatory Notes to Compensation Table
(1) Compensation relates to portfolios that were in existence during 2009.
(2) The Fund commenced paying Mr. Gunia compensation when he became a Non-Management Trustee of the Fund, which was on/about October 22, 2009.
* Number of funds and portfolios represent those in existence as of December 31, 2009 and excludes funds that have merged or liquidated during the year.
** Earnings stated above exclude earnings in 2009 on deferred compensation balances, for Trustees who had deferred their fees in 2009 or earlier: W. Scott McDonald, Jr.: $26,941, Thomas T. Mooney: $164,601; Thomas M. O'Brien: $357,558, F. Don Schwartz: $37,014.

Board Committees. The Board of Trustees (the Board) has established three standing committees in connection with governance of the Fund—Audit, Compliance and Governance. Information on the membership of each standing committee and its functions is set forth below.

Audit Committee. The Audit Committee consists of Mr. O'Brien (chair), Ms. Gold and Mr. Mooney. The Board has determined that each member of the Audit Committee is not an "interested person" as defined in the 1940 Act. The responsibilities of the Audit Committee are to assist the Board in overseeing the Fund's independent registered public accounting firm, accounting policies and procedures, and other areas relating to the Fund's auditing processes. The Audit Committee is responsible for pre-approving all audit services and any permitted non-audit services to be provided by the independent registered public accounting firm directly to the Fund. The Audit Committee is also responsible for pre-approving permitted non-audit services to be provided by the independent registered public accounting firm to (1) the Investment Managers and (2) any entity in a control relationship with the Investment Managers that provides ongoing services to the Fund, provided that the engagement of the independent registered public accounting firm relates directly to the operation and financial reporting of the Fund. The scope of the Audit Committee's responsibilities is oversight. It is management's responsibility to maintain appropriate systems for accounting and internal control and the independent registered public accounting firm's responsibility to plan and carry out an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee Charter is available at www.annuities.prudential.com. The number of Audit Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below.

Compliance Committee. The Compliance Committee consists of Mr. McDonald (chair), Ms. Gold, Mr. O'Brien, Mr. Gunia and Mr. Mooney (ex-officio). The Compliance Committee serves as a liaison between the Board and the Funds' Chief Compliance Officer (CCO). The Compliance Committee is responsible for considering, in consultation with the Board's Chair and outside counsel, any material compliance matters that are identified and reported by the CCO to the Compliance Committee between Board meetings. The Compliance Committee is also responsible for considering, when requested by the CCO, the CCO's recommendations regarding the materiality of compliance matters to be reported to the Board. The Compliance Committee reviews compliance matters that it determines warrant review between Board meetings. Further, when the CCO wishes to engage an independent third party to perform compliance-related work at the Funds' expense, the Compliance Committee will evaluate with the CCO which third party to recommend to the Board as well as the appropriate scope of the work. The number of Compliance Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below.? The Compliance Committee Charter is available on the Fund's website at www.annuities.prudential.com.

Governance Committee. The Governance Committee of the Board is responsible for nominating Trustees and making recommendations to the Board concerning Board composition, committee structure and governance, director compensation and expenses, director education, and governance practices. The members of the Governance Committee are Mr. Fenster (Chair), Mr. McDonald, Mr. Schwartz and Mr. Mooney (ex-officio). The Board has determined that each member of the Governance Committee is not an "interested person" as defined in the 1940 Act. The number of Governance Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below. The Governance Committee Charter is available on the Fund's website at www.annuities.prudential.com.

Leadership Structure and Qualifications of Board of Trustees

The Board is responsible for oversight of the Fund. The Fund has engaged the Manager to manage the Fund on a day-to-day basis. The Board oversees the Manager and certain other principal service providers in the operations of the Fund. The Board is currently composed of nine members, six of whom are Independent Trustees and one of whom is no longer an employee of the Manager or its affiliates but does not currently meet the requirements for an Independent Trustee. There are also two Trustees who are employed by the Manager. The Board meets in-person at regularly scheduled meetings four times throughout the year. In addition, the Board Members may meet in-person or by telephone at special meetings or on an informal basis at other times. As described above, the Board has established three standing committees - Audit, Compliance and Governance - and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The Independent Trustees have also engaged independent legal counsel to assist them in fulfilling their responsibilities.

The Board is chaired by an Independent Trustee. As Chair, this Independent Trustee leads the Board in its activities. Also, the Chair acts as a member or an ex-officio member of each standing committee and any ad hoc committee of the Board of Trustees. The Board is vice chaired by an Independent Trustee. As Vice-Chair this Independent Trustee will, in the absence of the Chair lead the Board in its activities. The Trustees have determined that the Board's leadership and committee structure is appropriate because the Board believes it sets the proper tone to the relationships between the Fund, on the one hand, and the Manager, the subadviser(s) and certain other principal service providers, on the other, and facilitates the exercise of the Board's independent judgment in evaluating and managing the relationships. In addition, the structure efficiently allocates responsibility among committees.

The Board has concluded that, based on each Board Member's experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Board Members, each Board Member should serve as a Board Member. Among other attributes common to all Board Members are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the various service providers to the Fund, and to exercise reasonable business judgment in the performance of their duties as Board Members. In addition, the Board has taken into account the actual service and commitment of the Board members during their tenure in concluding that each should continue to serve. A Board Member's ability to perform his or her duties effectively may have been attained through a Board Member's educational background or professional training; business, consulting, public service or academic positions; experience from service as a Board Member of the Fund, other funds in the Fund Complex, public companies, or non-profit entities or other organizations; or other experiences. Set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each Board Member that led the Board to conclude that he or she should serve as a Board Member.

Ms. Gold and Messrs. Fenster, McDonald, Mooney, O'Brien and Schwartz have each served for more than 10 years as a Board Member of mutual funds advised by the Manager or its predecessors, including some or all of the following funds: Advanced Series Trust, The Prudential Series Fund, Prudential's Gibraltar Fund, Inc, and/or other mutual funds advised by Prudential Investments or its predecessors. In addition, Messrs. Fenster and McDonald have more than 20 years of experience in senior leadership positions at institutions of higher learning. Ms. Gold has more than 20 years of experience in the financial services industry. Mr. Mooney has more than 30 years of experience in senior leadership positions with municipal organizations and other companies. Mr. O'Brien has more than 25 years of experience in senior leadership positions in the banking industry. Mr. Schwartz has more than 30 years experience as a management consultant including in the financial services industry and additional experience in the insurance industry. Messrs. Fenster, Mooney and O'Brien have experience serving on boards of other entities. Mr. Gunia has served for more than 10 years as a Board Member of mutual funds advised by the Manager or its predecessors. In addition, Mr. Gunia served in senior leadership positions for more than 28 years with the Manager and its affiliates and predecessors. Mr. Pelletier, who has served as an Interested Trustee and/or President of the Fund and other funds advised by the Manager since 2008, is President of Prudential Annuities. Mr. Cronin, an Interested Trustee of the Fund and other funds advised by the Manager since 2009, has served as a Vice President of the Fund and other funds advised by the Manager since 2009 and has held senior positions with Prudential Financial (and American Skandia, which was purchased by Prudential Financial) since 1998.

Specific details about each Trustee's professional experience is set forth in the professional biography tables, above.

Risk Oversight

Investing in general and the operation of a mutual fund involve a variety of risks, such as investment risk, compliance risk, and operational risk, among others. The Board oversees risk as part of its oversight of the Fund. Risk oversight is addressed as part of various regular Board and committee activities. The Board, directly or through its committees, reviews reports from among others, the Manager, sub-advisers, the Fund's Chief Compliance Officer, the Fund's independent registered public accounting firm, counsel, and internal auditors of the Manager or its affiliates, as appropriate, regarding risks faced by the Fund and the risk management programs of the Manager and certain service providers. The actual day-to-day risk management with respect to the Fund resides with the Manager and other service providers to the Fund. Although the risk management policies of the Manager and the service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are simply beyond any control of the Fund or the Manager, its affiliates or other service providers.

Selection of Trustee Nominees. The Governance Committee is responsible for considering trustee nominees for Trustees at such times as it considers electing new members to the Board. The Governance Committee may consider recommendations by business and personal contacts of current Board members, and by executive search firms which the Committee may engage from time to time and will also consider shareholder recommendations. The Governance Committee has not established specific, minimum qualifications that it believes must be met by a nominee. In evaluating nominees, the Governance Committee considers, among other things, an individual's background, skills, and experience; whether the individual is an "interested person" as defined in the 1940 Act; and whether the individual would be deemed an "audit committee financial expert" within the meaning of applicable Commission rules. The Governance Committee also considers whether the individual's background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the diversity of the Board. There are no differences in the manner in which the Governance Committee evaluates nominees for the Board based on whether the nominee is recommended by a shareholder.

A shareholder who wishes to recommend a director for nomination should submit his or her recommendation in writing to the Chair of the Board (Thomas T. Mooney) or the Chair of the Governance Committee (Saul K. Fenster), in either case in care of the Fund, at Gateway Center Three, 100 Mulberry Street, 4th Floor, Newark, New Jersey 07102-4077. At a minimum, the recommendation should include: the name, address, and business, educational, and/or other pertinent background of the person being recommended; a statement concerning whether the person is an "interested person" as defined in the Investment Company Act of 1940; any other information that the Fund would be required to include in a proxy statement concerning the person if he or she was nominated; and the name and address of the person submitting the recommendation, together with the number of Fund shares held by such person and the period for which the shares have been held. The recommendation also can include any additional information which the person submitting it believes would assist the Governance Committee in evaluating the recommendation.

Shareholders should note that a person who owns securities issued by Prudential Financial, Inc. (the parent company of the Fund's investment adviser) would be deemed an "interested person" under the 1940 Act. In addition, certain other relationships with Prudential Financial, Inc. or its subsidiaries, with registered broker-dealers, or with the Fund's outside legal counsel may cause a person to be deemed an "interested person." Before the Governance Committee decides to nominate an individual to the Board, Committee members and other Board members customarily interview the individual in person. In addition, the individual customarily is asked to complete a detailed questionnaire which is designed to elicit information which must be disclosed under Commission and stock exchange rules and to determine whether the individual is subject to any statutory disqualification from serving on the board of a registered investment company.

Board Committee Meetings (for most recently completed fiscal year)
Audit Committee	Governance Committee	Compliance Committee
4	3	4
Share Ownership. Information relating to each Trustee's share ownership in the indicated Fund(s) and in all registered funds in the PI-advised funds that are overseen by the respective Trustee as of the most recently completed calendar year is set forth in the chart below.

Trustee Share Ownership
Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities Owned by Trustee in All Registered Investment Companies in Fund Complex
Timothy Cronin
Saul K. Fenster	None	over $100,000
Robert F. Gunia	None	over $100,000
Delayne Dedrick Gold	None	over $100,000
W. Scott McDonald, Jr.	None	over $100,000
Thomas T. Mooney	None	over $100,000
Thomas M. O'Brien	None	over $100,000
Stephen Pelletier	None	over $100,000
F. Don Schwartz	None	over $100,000
None of the Independent Trustees, or any member of his / her immediate family, owned beneficially or of record any securities in an investment adviser or principal underwriter of the Fund or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of the most recently completed calendar year.

Shareholder Communications with the Board of Trustees. Shareholders of the Fund can communicate directly with the Board of Trustees by writing to the Chair of the Board, c/o the Fund, 1 Corporate Drive, Shelton, CT 06484. Shareholders can communicate directly with an individual Trustee by writing to that Trustee, c/o the Fund, 1 Corporate Drive, Shelton, CT 06484. Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.

DISCLOSURE OF PORTFOLIO HOLDINGS

Each Portfolio’s portfolio holdings as of the end of the second and fourth fiscal quarters are made public, as required by law, in the Fund’s annual and semi-annual reports. These reports are filed with the Commission on Form N-CSR and mailed to shareholders within 60 days after the end of the second and fourth fiscal quarters. The Fund’s annual and semi-annual reports are posted on the Fund’s website. Each Portfolio’s portfolio holdings as of the end of the first and third fiscal quarters are made public and filed with the Commission on Form N-Q within 60 days after the end of the Portfolio’s first and third fiscal quarters.

In addition, the Fund may provide a full list of each Portfolio’s portfolio holdings as of the end of each month on its website within approximately 30 days after the end of the month. The Fund may also release each Portfolio’s top ten holdings, sector and country breakdowns, and largest industries on a quarterly or monthly basis, with the information as of a date 15 days prior to the release. Beginning on October 7, 2010, the Money Market Porfolio will disclose its portfolio holdings and any other additional information as required by rule 2a-7 of the Investment Company Act. Such information will be posted on the Fund’s website.

When authorized by the Fund’s Chief Compliance Officer and another officer of the Fund, portfolio holdings information may be disseminated more frequently or at different periods than as described above. The Fund has entered into ongoing arrangements to make available information about the Fund’s portfolio holdings. Parties receiving this information may include intermediaries that distribute the Fund’s shares, third party providers of auditing, custody, proxy voting and other services for the Fund, rating and ranking organizations, and certain affiliated persons of the Fund, as described below. The procedures utilized to determine eligibility are set forth below:

Procedures for Release of Portfolio Holdings Information:
1. A request for release of Portfolio holdings shall be provided by such third party setting forth a legitimate business purpose for such release which shall specify the Portfolio, the terms of such release, and frequency (e.g., level of detail staleness). The request shall address whether there are any conflicts of interest between the Portfolio and the investment adviser, sub-adviser, principal underwriter or any affiliated person thereof and how such conflicts shall be dealt with to demonstrate that the disclosure is in the best interest of the shareholders of the Portfolio.
2. The request shall be forwarded to the Chief Compliance Officer of the Fund, or his delegate, for review and approval.
3. A confidentiality agreement in the form approved by an officer of the Fund must be executed with the recipient of the Portfolio holdings information.
4. An officer of the Portfolio shall approve the release and agreement. Copies of the release and agreement shall be sent to PI’s law department.
5. Written notification of the approval shall be sent by such officer to PI’s Fund Administration Department to arrange the release of Portfolio holdings information.
6. PI’s Fund Administration Department shall arrange for the release of Portfolio holdings information by the Portfolio’s custodian bank(s).

As of the date of this Statement of Additional Information, the Fund will provide:
1. Traditional External Recipients/Vendors
- Full holdings on a daily basis to RiskMetrics Group and Glass, Lewis & Co (proxy voting administrator/agents) at the end of each day;
- Full holdings on a daily basis to RickMetrics Group (securities class action claims services administrator) B ator) at the end of each day;
- Full holdings on a daily basis to each Portfolio’s Subadviser(s) (as identified n the Fund’s prospectus), Custodian Bank (Bank of New York and/or PNC, as applicable), sub-custodian (Citibank, NA (foreign sub-custodian)) and accounting agents (which includes the Custodian Bank and any other accounting agent that may be appointed) at the end of each day. When a Portfolio has more than one Subadviser, each Subadviser receives holdings information only with respect to the “sleeve” or segment of the Portfolio for which the Subadviser has responsibility;
- Full holdings to a Portfolio’s independent registered public accounting firm (KPMG LLP) as soon as practicable following the Portfolio’s fiscal year-end or on an as-needed basis; and
- Full holdings to financial printers (RR Donnelly and/or VG Reed, as applicable) as soon as practicable following the end of a Portfolio’s quarterly, semi-annual and annual period ends.
2. Analytical Service Providers
- Portfolio trades on a quarterly basis to Abel/Noser Corp. (an agency-only broker and transaction cost analysis company) as soon as practicable following a Portfolio’s fiscal quarter-end;
- Full holdings on a daily basis to FT Interactive Data (a fair value B alue information service) at the end of each day; and
- Full holdings on a daily basis to FactSet and Lipper, Inc. (investment research providers) at the end of each day.
- Full holdings on a daily basis to Vestek (for preparation of fact sheets) at the end of each day (Target Funds and selected Prudential Investments Funds only).

In each case, the information disclosed must be for a legitimate business purpose and is subject to a confidentiality agreement intended to prohibit the recipient from trading on or further disseminating such information (except for legitimate business purposes). Such arrangements will be monitored on an ongoing basis and will be reviewed by the Fund’s Chief Compliance Officer and PI’s Law Department on an annual basis.

In addition, certain authorized employees of PI receive portfolio holdings information on a quarterly, monthly or daily basis or upon request, in order to perform their business functions. All PI employees are subject to the requirements of the personal securities trading policy of Prudential Financial, Inc., which prohibits employees from trading on, or further disseminating confidential information, including portfolio holdings information.

In no instance may the Investment Adviser or the Fund receive any compensation or consideration in exchange for the portfolio holdings information.

The Board of Trustees of the Fund has approved PI’s Policy for the Dissemination of Portfolio Holdings. The Board shall, on a quarterly basis, receive a report from PI detailing the recipients of the portfolio holdings information and the reason for such disclosure. The Board has delegated oversight of the Fund’s disclosure of portfolio holdings to the Chief Compliance Officer.

Arrangements pursuant to which the Fund discloses non-public information with respect to its portfolio holdings do not provide for any compensation in return for the disclosure of the information.

There can be no assurance that the Fund’s policies and procedures on portfolio holdings information will protect the Fund from the potential misuse of such information by individuals or entities that come into possession of the information.

In each case, the information disclosed must be for a legitimate business purpose and is subject to a confidentiality agreement intended to prohibit the recipient from trading on or further disseminating such information (except for legitimate business purposes). Such arrangements will be monitored on an ongoing basis and will be reviewed by the Fund’s Chief Compliance Officer and PI’s Law Department on an annual basis.

In addition, certain authorized employees of PI receive portfolio holdings information on a quarterly, monthly or daily basis or upon request, in order to perform their business functions. All PI employees are subject to the requirements of the personal securities trading policy of Prudential Financial, Inc., which prohibits employees from trading on, or further disseminating confidential information, including portfolio holdings information.

In no instance may the Investment Adviser or the Fund receive any compensation or consideration in exchange for the portfolio holdings information.

The Board has approved PI’s Policy for the Dissemination of Portfolio Holdings. The Board shall, on a quarterly basis, receive a report from PI detailing the recipients of the portfolio holdings information and the reason for such disclosure. The Board has delegated oversight over the Fund’s disclosure of portfolio holdings to the Chief Compliance Officer.

There can be no assurance that the Fund’s policies and procedures on portfolio holdings information will protect a Portfolio from the potential misuse of such information by individuals or entities that come into possession of the information.